
06023014

a full spectrum of payments, merchants and opportunities

annual report 2005

electronic clearing house, inc.


ECHO
Electronic Clearing House, Inc.

our company

Electronic Clearing House, Inc. provides a complete solution to the payment processing needs of merchants, banks and collection agencies. *ECHO*'s services include debit and credit card processing, merchant accounts, check guarantee, check verification, check conversion, check representment, check collection, and Automated Clearing House (ACH) check processing. Our customers include merchants and U-Haul dealers across the nation.

contents

financial highlights


$48.3
$55.6
'04
'05

total revenue
dollars in millions


$36.9
$41.1
'04
'05

bankcard and transaction processing revenue
dollars in millions


$11.4
$14.4
'04
'05

check-related revenue
dollars in millions


$2.8
$1.0
'04
'05

net income
dollars in millions



— Joel M. Barry

chairman and chief executive officer

Dear Shareholders:

When a company focuses on the things it does well, opportunity follows. As the cover picture on this annual report demonstrates, a single beam of light can generate all the colors of the spectrum. Similarly, by using our vast knowledge and experience in electronic payment processing to provide a wide array of services to specific merchants in the marketplace, *ECHO* has uncovered many unique opportunities that should position your company for long-term, sustainable growth.

As we look back over the past year, some very positive things have happened with your company, including continuing our record of 21 consecutive quarters of revenue growth and hiring Chuck Harris as our President and COO to help *ECHO* achieve its growth initiatives. In addition, both our bankcard and check business segments showed very healthy growth rates in fiscal 2005 and are continuing to show all the signs of further growth as we enter fiscal 2006.

"Hastings Entertainment has worked with *ECHO* since 2002 utilizing front-end point-of-sale check verification services and back-end electronic check processing technologies. Beginning in 2006, Hastings will become one of the first in its industry to convert the check into an electronic transaction. We are very excited to team up with VISA and *ECHO* to begin processing our transactions electronically."

—Dan Crow
VP of Finance and CFO
Hastings Entertainment

"*ECHO*'s check risk management services and electronic check processing have made it possible for Global Cash Access to improve service for thousands of consumers at some of the largest casinos in the world. Their partnership in development and customization helps us to approach each new rollout with the utmost confidence."

—Kurt Sullivan
VP of Business Development,
Global Cash Access

Although it does not diminish our operational achievements over the past year, the patent infringement lawsuit that was filed against us and two other payment processors just over one year ago did have a negative impact on our financial performance. Because we strongly believe that *ECHO* has not infringed on the patent in question, we spent over $1.2 million in legal fees to build our defenses in fiscal 2005. We have every confidence in these defenses and we share in your desire to see *ECHO* free of the constraints placed on us by the lawsuit in the near future.

Instead of describing our business in great detail within this letter, I encourage you to review the Form 10-K that follows, as it includes our best effort to provide a complete overview of *ECHO*. In this letter, I want to focus instead on fiscal 2006 and beyond, and share with you where we believe *ECHO* fits in the bigger scheme of the payments world. Let's take the last issue first.

where does *ECHO* fit?

Although there are 10 credit card payment processors that are larger in size than us, *ECHO* is one of only two credit card processors in the nation that has the capability to provide a total check service solution as well. As one of the smallest publicly traded payment processors, can *ECHO* handle higher volume? The answer is an unqualified, "Yes, we can!" To process the $1.2 billion in credit card volume and another $3.9 billion in check volume as we did in fiscal 2005, we had to build internal systems and external connectivity similar to or better in capacity, security and reliability than that of the other processors. Now, our goal is to build additional transaction volume that can leverage our investment in technology infrastructure. After many years of focusing on building our systems to handle the significant transaction volumes, we are now turning our attention to building out a robust and successful sales infrastructure.

You might ask, "Can *ECHO* really be competitive?" And again, the answer is, "Yes." All processors incur the same clearing costs so this truly is a volume-related issue: the more volume you can capture, the more profit you can generate. Being a relatively small processor, our fixed costs and capital investments have had a greater impact on our earnings over the years than those of our larger competitors. As we build our sales channels going forward, these costs will be spread over a growing revenue base, and as a result we expect greater profits.

where will *ECHO* focus?

Having built the capability to handle added volume and now focusing on sales growth, there are specific markets where *ECHO* can be distinctive and differentiate itself from other processors: Internet wallet services, check cashing to the gaming community, multi-level marketing organizations, seminar businesses, agent bank programs, non-profit organizations and Internet-based businesses to name a few. We have also identified other exciting opportunities and intend to focus more of our management attention on a select few where we can generate the highest returns. While we are not yet in a position to describe these opportunities in detail, we plan to keep you posted on our progress throughout the year.

In 2005, we were pleased to see Visa USA continue to connect more checking accounts to their Visa POS Check service, exceeding 30% of the checking accounts in most major cities. As the larger of only two third-party processors participating in this program, *ECHO* handles the lion's share of the transaction volume for the 70% of checks that are not directly connected to the Visa network. If you have monitored *ECHO* over the past two years, you know that we have invested heavily in this program and we continue to believe it is the best check product in the marketplace today.

Merchant Payment Card Services

Credit Card

Visa
MasterCard
American Express
Discover Card
Diners Card
JCB

Debit Card

InterLink
Maestro
Pulse
NYCE

Merchant Check Services

Check Verification
Check Conversion
Check Guarantee
RCK
eChecks Through ACH
Visa POS Check
Accounts Receivable Conversion
Consolidated Returns Service
National Check Collections

Internet Services

MerchantAmerica Web Sites

- On-line Store or Web Site
- Shopping Cart Building Tool
- Fully Functional On-line Payment Service
- Web Site Special/Sale Items

Internet-Based Reporting

- Daily Transaction Reports for Payment Card and Check Services
- One-Year Transaction History
- Auto-Connect to Over 200 Banks

Internet Portal

- Full Resource Library
- Business Services Tools
- News/Weather Tracking

Merchant Promotion Services

In-Store Card Decals
In-Store Counter Displays
National On-line Directory Listing
Local City Directory Listing
High Internet Visibility
Link to Current Web Site
On-line Visitor Tracking
Preferred Directory Ad Placement

And, it is being used by some very notable retailers including: GAP, Burlington Coat Factory, Pearle Vision, Things Remembered, Sheetz and Weekends Only.

Even though the Visa POS Check service has made good progress in adding connectivity to checking accounts, the Visa member banks charged with selling the service to merchants in 2005 did not fare as well. For that reason, we decided to redirect more of our focus to the credit card side of our business and we have been very pleased with the result. In fiscal 2005, our credit card processing volume increased by 13%, with an even larger increase of 22% in the second half of the year.



"After lengthy research of ACH and Check Processing companies, we found *ECHO*'s products and services to be superior. Their NCN database, back-end ACH Processing capabilities and technical support services group are second to none. Our account manager is knowledgeable and helpful. The teamwork in developing our electronic check product was excellent. We would recommend *ECHO* to any company evaluating ACH and check processing programs. This has truly been a solid partnership."

—Tom D. Behringer
Managing Partner
Solupay Processing Systems

redefining the payments spectrum

For many years, *ECHO* has been proud to provide merchants with a complete range of payment solutions, embracing the full spectrum of credit card, check, and debit card payments. Effective, safe, reliable and well supported by dedicated customer service and technical staff, *ECHO*'s processing services assure that many benefits accrue to our merchants: convenience for their customers, rapid and reliable cash flow, and an environment of well-managed risks and costs.

In fiscal 2005 we added to this payment spectrum by implementing a host of new payment gateways and services.

grocery gateways

ECHO can now link to 56% of all store locations in the multi-billion dollar U.S. grocery market, using gateways developed for the MicroTrax ECR system and the IBM Radius cash register system.

convenience stores

Using our new gateway, cash register systems and payment terminals can both serve the unique check acceptance needs of this key industry.

ISO-8583 gateway

With our new protocol, our customers can process credit card, check and PIN debit card transactions through the same gateway.

cellular terminal

In a pilot trial by a major soft drink distributor, we are supporting payments through battery-operated, OCR scan devices that use cellular technology.

voice verification solution

Working with a major provider of voice self-service and speaker verification solutions will allow one of the largest U.S. gaming entities to authenticate bets placed by phone.

new opportunities within a growing spectrum of businesses

We have broadened the range of businesses we serve, adding some of the most recognized names in retail to our client roster. Throughout this letter you can read testimonials that detail the value that our clients and partners find in their relationships with *ECHO*.

Publicizing our relationships with many banks and merchants is constrained by agreements with these clients and partner banks who wish to keep their processing relationship confidential. However, they include household names in apparel and convenience store businesses, plus many of the largest banks that include these national brands among our extended client list:

- One of the largest convenience store and petroleum retailing firms nationwide.
- Two of the largest casinos in the world, joining over 30 other client casinos from coast to coast.
- Through one of our NCN Collection Agency partnerships, we have added two household names among quick service restaurants.

"*ECHO* has been processing credit cards on-line for us since Gamespy was just a start-up in 1996. Since then, we have grown multiple on-line businesses and are a leading Internet media and services company focused on video games and entertainment. *ECHO*'s reliable and secure processing has grown with us every step of the way."

—Mark Jong, CEO,
IGN Entertainment



"ECHO's recurring payment program is a key element in my collection of in-house payment accounts. With my [illegible] pay program I am able to offer my customers a lower interest rate using the [illegible] program. This is a time saving feature that is enjoyed by my customers and my staff."

—[illegible]
[illegible]

- Through one of our partner banks selling electronic check services, *ECHO* now processes Automated Clearing House (ACH) transactions for fines paid at one of the top 20 cities in the U.S.
- Approximately 30% of the total market for Internet payment wallet providers which act as payment services to clients of various on-line businesses.

Our ability to serve the businesses mentioned above is largely due to our staff becoming intimately knowledgeable and informed on the needs of the business and the industry within which it operates. We believe this commitment to know the needs of each customer intimately and then our focus on specific vertical markets will increasingly drive growth for both our credit card and check businesses.



"At O'Reilly Auto Parts, we have utilized *ECHO* products since 2003. We were looking for an effective check acceptance solution that would reduce the amount of check losses. With their national check verification database coverage along with their advanced collection services at over 1,400 O'Reilly locations, we've been extremely satisfied with the results."

—[illegible]yn Robertson
Accounts Receivable/NSF Manager, O'Reilly Auto Parts

In several key ways we have added talents to our sales and marketing team which will fuel a more aggressive sales effort in 2006. In marketing, the addition of research staff is bringing more focused development efforts, more pinpointed prospecting and greater responsiveness to market needs.

With top-notch directors, dedicated management and talented employees to drive our success, we are equally fortunate to have the support of investors who have provided the capital to finance our efforts in redefining the payments spectrum.

board of directors

opposite page, top row:
Joel M. Barry, H. Eugene Lockhart, Carl R. Terzian, Charles J. Harris, Richard D. Field

bottom row:
Herbert L. Lucas, Jr., Aristides W. Georgantas



would like to thank you for believing in *ECHO*'s future, as we work to maintain your loyalty and continue to grow and diversify each year in new and exciting ways.

By focusing on our spectrum of payments, businesses and technological solutions, we expect to reward our investors' trust with greater shareholder value in the coming year.

Joel M. Barry
chairman and chief executive officer



— Charles J. Harris

president and chief operating officer

Charles Harris Joins *ECHO* as President, COO

On September 19, 2005, *ECHO* welcomed Charles J. Harris to the newly created position of President and Chief Operating Officer. His payments background includes many years of service to major payment organizations such as Paymentech and Electronic Data Systems. He is highly respected, has mastered a deep understanding of the payments industry, possesses an enthusiasm and attitude that is contagious, and has a leadership style that generates trust and confidence. Chuck oversees *ECHO*'s operations, sales, marketing, and business development activities. When asked why he decided to come to *ECHO*, he responded:

"I honestly believe ECHO is uniquely positioned to bring innovative and distinctive services to the payments industry and will attract key players in specific markets. ECHO has always been an organization with an impressive record of growth and innovation and I intend to keep that reputation going forward," said Harris. "As a leader in electronic check products and having many years experience in credit card and Internet processing, ECHO has a very positive future and I am proud to be part of the team."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

_X_ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **September 30, 2005**

___ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-15245

ELECTRONIC CLEARING HOUSE, INC.

(Exact name of registrant as specified in its charter)


ECHO
Electronic Clearing House, Inc.

Nevada	**93-0946274**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
730 Paseo Camarillo, Camarillo, California	**93010**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(805) 419-8700**, fax number: **(805) 419-8682**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No _X_

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the closing sale price of the Common Stock on March 31, 2005, as reported on the NASDAQ Capital Market, was approximately $51,246,840. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of December 12, 2005, the Registrant had outstanding 6,661,701 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE - None

ELECTRONIC CLEARING HOUSE, INC.
2005 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This 2005 Annual Report on Form 10-K contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding our intent, belief or current expectations. Examples of forward-looking statements include statements regarding our strategy, financial performance and revenue sources. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including, but not limited to, those set forth elsewhere in this Annual Report. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors."

ITEM 1. Business

OVERVIEW

Electronic Clearing House, Inc. is an electronic payment processor that provides for the payment processing needs of merchants, banks and collection agencies. We derive the majority of our revenue from two main business segments: 1) bankcard and transaction processing services ("bankcard services"), whereby we provide solutions to merchants and banks to allow them to accept credit and debit card payments from consumers; and 2) check-related products ("check services"), whereby we provide various services to merchants and banks to allow them to accept and process check payments from consumers. The principal services we offer within these two segments include, with respect to our bankcard services, debit and credit card processing, and with respect to our check services, check guarantee (where, if we approve a check transaction and a check is subsequently dishonored by the check writer's bank, the merchant is reimbursed by us), check verification (where, prior to approving a check, we search our negative and positive check writer database to determine whether the check writer has a positive record or delinquent check-related debts), electronic check conversion (the conversion of a paper check at the point of sale to a direct bank debit which is processed for settlement through the Federal Reserve System's Automated Clearing House ("ACH") network), check re-presentment (where we attempt to clear a check on multiple occasions via the ACH network prior to returning the check to the merchant so as to increase the number of cleared check transactions), and check collection (where we provide national scale collection services for a merchant or bank). We operate our services under the following brands:

- MerchantAmerica, our retail provider of all credit card, debit card and check payment processing services to both the merchant and bank markets;
- National Check Network ("NCN"), our proprietary database of negative and positive check writer accounts (i.e., accounts that show delinquent history in the form of non-sufficient funds and other negative transactions), for check verification, check conversion capture services, and for membership to collection agencies;
- *XPRESSCHEX*, Inc. for check collection services; and
- *ECHO,* for wholesale credit card and check processing services.

We discuss our services in greater detail below. Overall, our ability to program and oversee the management of a merchant's point-of-sale system, provide credit card and debit card processing, provide multiple services for the processing of checks, provide both electronic and traditional collection services, and fully integrate all of these services into a single Internet-based reporting capability allows us to provide for the majority of the payment processing needs of our customers.

We were incorporated in Nevada in December 1981. Our executive offices are located at 730 Paseo Camarillo, Camarillo, California 93010, and our telephone number is (805) 419-8700. Our common stock is traded on the NASDAQ Capital Market under the ticker symbol "ECHO." Information on our website, www.echo-inc.com, does not constitute part of this annual report.

HISTORY OF THE COMPANY

ECHO has been offering bankcard and check services for over 19 years. We were incorporated in Nevada in 1981 under the name Bio Recovery Technology, Inc. and changed our name to Electronic Clearing House, Inc. with the acquisition of a credit card processing company, Electronic Financial Systems, Inc. in January 1986. In 1986, *ECHO* developed the capability, utilizing the Federal Reserve System's Automated Clearing House ("ACH"), a network that serves as a nationwide, wholesale electronic payment and collection system by way of transferring funds between banks via the Federal Reserve System, to deposit funds into any U.S. bank of the merchant's choice. This development made it possible for remote banks and processors to provide the same processing services previously available only through the merchant's local bank.

In 1999, *ECHO* acquired Magic Software Development, Inc., a check processing company located in Albuquerque, New Mexico, that serviced National Check Network ("NCN"), an association of approximately 60 affiliated collection agencies across the nation. At the time, we provided a check guarantee service that only served California merchants, but with the addition of Magic's check processing capabilities, our check guarantee services have been offered on a national basis since 1999. In fiscal 2000, Magic's corporate name was changed to *XPRESSCHEX*.

In November 1999, we acquired Peak Collection Services, a collection agency in Albuquerque, New Mexico, and incorporated Peak into our *XPRESSCHEX* operations as our Collection Division in December of 1999. The *XPRESSCHEX* Collection Division conducts collections on a national basis. Having a fully integrated, nationally approved collection service allows *XPRESSCHEX* to operate as a central check clearing facility for NCN's collection agencies without each agency having to authorize such activity.

In January 2000, we acquired Rocky Mountain Retail Systems ("RMRS") located in Boulder, Colorado, which provided a national check verification service to over 200 collection agencies across the nation. RMRS maintained a national check database of negative and positive check writer records.

In December 2000, we signed an agreement with Visa U.S.A. to participate in a point-of-sale check processing pilot program as both an "Acquirer Processor" (a role that accepts transactions from a merchant's point-of-sale terminal and reformats them for submission to the Visa network) and as a "Third-Party Processor" (a role that approves or declines checks written on accounts of banks not yet participating in the Visa POS Check Service program and deposits approved funds utilizing the ACH). Under the program, any one of over 14,000 Visa member banks can offer various check processing services to their merchants and utilize Visa's dedicated communications network and banking relationships to clear check activity using direct debits from the check writer's account. In July 2001, several major financial institutions began participating in the pilot program. The program was released from pilot in December of 2002 and, as of September 2005, nine financial institutions were using *ECHO* as their Acquirer Processor and fifteen financial institutions were using *ECHO* as their Third-Party Processor.

In May 2001, we acquired the assets of National Check Network ("NCN") and combined the NCN positive and negative check writer records with the RMRS database, resulting in a combined database of over 120 million check writer records which identify the positive and negative check writing activities occurring with individual check writers (including information related to accepted checks, bounced checks, and the frequency of delinquent transactions). This database is ever-growing with additional contributions daily and as of September 30, 2005, contained over 160 million records.

In May 2001, *ECHO* launched MerchantAmerica.com, a web-based source of financial information whereby an *ECHO* merchant can access their transactional history, bank information, significant business and office-related services and build an online store and accept payment in the form of credit cards or checks. The site also contains a National Merchant Directory that is free to any merchant in the United States. Additionally, it provides any merchant in the United States with the ability to edit and enhance their directory listing. While we believe that MerchantAmerica.com is a valuable and cost-effective resource for merchants, it provides us with a low-cost method of keeping our merchants informed and involved with us.

OUR SERVICES

Bankcard and Transaction Processing Services

<u>Services</u>
With our bankcard and transaction processing services, we provide payment solutions to merchants and banks to allow them to accept credit and debit card payments from consumers. Our bankcard and transaction processing services include the following:

Debit and Credit Card Payment Processing
ECHO currently provides 24-hour daily payment processing, "800" number access to customer service personnel and, as needed, various field support services. Utilizing one of several methods of access to us, the merchants' systems dial our host computers that are connected to all the major card authorizing centers, and receive credit card and debit card authorizations. At the end of each day, electronic files of authorized transactions are transmitted to the major credit card organizations. They withdraw the funds from the card issuing banks and deposit a lump sum for the day's processing activity into our processing bank on the following morning. Using a distribution file that we provide to them daily, our processing bank then distributes and deposits the individual merchant's funds into the bank account of the merchant's choice. On average, *ECHO* deposits funds to over 600 banks across the nation on behalf of its merchants each day.

Other Payment Processing Services
We also provide various services related to our debit and credit card payment processing, including:

- Internet Processing – *ECHO* allows merchants to process payment transactions online with immediate processing, online reporting and security services that protect the cardholder, merchant and Internet Service Provider ("ISP") from fraud.
- Batch File Processing – *ECHO* allows mail order, telephone order or direct marketing merchants to process and transmit payments by using Microsoft Excel®, Access® or any other program that can create a "flat file" of data. In this process, the merchant can visit the *ECHO* Merchant Center, log on through a secure gateway, and upload the file to *ECHO's* processing center. The transactions are processed immediately, with reporting available almost immediately on each transaction.

<u>Deriving Revenue</u>
Bankcard and transaction processing services provide for the majority of our revenue. For the year ended September 30, 2005, bankcard and transaction processing accounted for approximately 74.0% of our revenue. Bankcard and transaction processing volume rose 12.7% in fiscal 2005, from $1,052,657,000 in fiscal 2004 to $1,186,397,000 in fiscal 2005, and revenue increased approximately 11.4%, from $36,897,000 in fiscal 2004 to $41,093,000 in fiscal 2005.

ECHO's revenue for debit/credit card processing is derived primarily from three sources: the merchant's discount rate, the merchant's transaction fee and set monthly fees.

The discount rate is expressed as a percentage of the amount being processed and is deducted from the amount of each transaction submitted by the merchant, while the net amount is deposited into the merchant's bank account. Discount rates range between 1.5% and 3.5%. Interchange, the fee charged by the card-issuing bank and paid each day when transactions are processed, normally constitutes 75% to 85% of the discount rate revenue. Other external costs, such as Visa and MasterCard dues and bank fees, increase external fees we pay to 85% to 90% of the total discount rate charged.

A transaction fee is charged for each transaction processed and *ECHO's* average transaction fee in fiscal 2005 was $0.20 per transaction, the same as in fiscal 2004. Both Visa and MasterCard have instituted a $0.10 transaction fee on each transaction processed that *ECHO* and all processors are required to pay. In addition, on average, *ECHO* pays approximately $0.01 per transaction for communication costs, depending upon the duration and method of transmission.

The market size for credit card processing is approximately 19 billion transactions per year, and this number is growing annually. *ECHO* has a very small percentage of this market, but we are one of the top 50 credit card processors according to *The Nilson Report,* a monthly financial subscription-based newsletter. Our competitors include First Data Corporation, the biggest credit card processor in the United States, NPC/Bank of America, Total Systems, Global Payments, and a few other direct payment processors. The credit card processing market has undergone rapid consolidation, which has raised unique challenges, including supporting and integrating numerous processing methodologies, initiating quality customer support and field support services and maintaining merchant relationships. While merchant portfolios can be purchased by a processor or a credit card agent bank, merchants are generally under no contractual obligation to utilize the services of the new owner so many of the most active consolidators have been experiencing difficulty in maintaining their number of active merchants.

In an effort to enhance the bankcard transaction processing business segment's processing infrastructure and control processing costs, we have acquired three payment processing modules from Oasis Technologies/eFunds; Clearing, Merchant Accounting System (MAS) and Switch. Integration of the Clearing module is currently scheduled to be complete in the second quarter of 2006 followed by several months of testing. While we believe that the new processing modules will operate as represented and result in significant operating efficiencies, there is no assurance this will actually be the case.

Historically, *ECHO* has been effective in selling to merchants who operate in non-face-to-face, card not present environments, such as the internet, mail order and telephone order types of businesses. Approximately 70% of our monthly credit card volume comes from these types of merchants. Our Agent Bank program brings retail, face-to-face, card present types of merchants to us so we intend to continue to promote this channel going forward. Once the Clearing module is installed and operational, we also intend to broaden our marketing reach to actively pursue more retail types of business. Since there is more competition for this type of business, the price we charge to the merchant for our services will reflect lower margins than we have historically been accustomed to getting. While we intend to continue to pursue our historic higher margin merchant markets, the added scope of merchant we intend to pursue and the lower margins inherent in this market may compress our margins overall, depending upon how successful each channel is in bringing new merchant relationships.

In order to engage in Visa and MasterCard processing, a cooperative relationship is required with a Visa/MasterCard Primary Member Bank that sponsors the merchants to accept Visa and MasterCard transactions. *ECHO's* primary processing bank relationship is with First Regional Bank of Los Angeles, California. As a result of its relationship, *ECHO* is a registered Independent Sales Organization and Merchant Service Provider with Visa and MasterCard, respectively, which allows us to solicit and support merchants utilizing our services. We have an agreement with First Regional Bank, which continues our relationship through late 2005 and extension of the agreement is expected. Pursuant to the terms of the agreement, among other matters, we market and sell merchant services and the bank provides various support services in connection with individual transactions, in exchange for our payment to the bank, on a monthly basis, of a payment of $0.02 per transaction. The agreement does not allow either party to terminate other than for cause (as defined in the agreement) without incurring liability for breach of the agreement.

Check-Related Products (or "Check Services")

<u>Overview</u>
ECHO has invested significant resources and management focus in its check services business. Check services revenue increased approximately 26.6% in fiscal 2005, from $11,423,000 in fiscal 2004 to $14,458,000 in fiscal 2005. Revenue from ACH and check conversion continues to increase. Growth has come primarily from four sources: Internet wallet providers, cross-selling electronic checks into the credit card merchant base we already serve, casino check cashing services and the Visa POS Check program.

Wallet providers allow a customer to fund an online wallet with a lump sum and then the customer can use the wallet at various sites on the Internet. (Probably the best known wallet service on the Internet is PayPal, a service owned by eBay.) *ECHO* is assisting various providers of wallet services to fund the initial wallet transaction. Subsequent transactions of transferring funds from the online wallet are generally not handled by *ECHO* because the payment is typically handled online by the wallet provider themselves.

Approximately 70% of *ECHO*'s credit card processing merchants operate their businesses in non-face-to-face environments such as mail order, phone order and the Internet. These relationships historically have higher margins than those seen with normal retail merchants because of the higher risk of fraud. We are finding good success in selling electronic checks to these merchants because it is a significantly lower cost form of payment.

ECHO has established an integrated processing relationship with the largest check cashing provider to the gaming and casino market. Our services are primarily centered on providing check verification (using our NCN data base), check conversion (moving paper checks to electronic transactions at the check cashing cage in the casino), and several sophisticated risk management services that are used to assist the provider in confidently accepting checks. Through this source, *ECHO* expects to provide these services to several of the largest casinos and gaming customers in the industry.

ECHO is both a Third-Party Processor and an Acquirer Processor for the Visa POS Check Program. Visa officially released its POS Check Service as of December 2002 and several national banks have entered the program since its inception to both sell the service to their merchants and to connect all of their checking accounts to the Visa network. While the transactional growth in 2005 has been slower than expected, Visa's connectivity to checking account balances has increased significantly over the past year, moving nationally from less than 10% to 20%, and 30% and higher in many metropolitan areas. (See the discussion of the Visa POS Check Service program below.)

<u>Services</u>
With our check services, we provide various services to merchants and banks to allow them to accept and process check payments from consumers. Our check services include the following:

Check Verification
For a fee, we will search NCN, our proprietary database of negative and positive check writer accounts, attempting to match a specific piece of information, such as a driver's license number or Magnetic Ink Character Recognition ("MICR") number (the numeric data along the bottom of a check), provided by a merchant. A match may identify whether the check writer has a positive record or a negative record of check cashing activity in the past. Upon notification of this match (via a coded response from the provider), the merchant decides whether to accept or decline the check. Verification reduces the risk of accepting a bad check for the merchant, however, in providing this program alone, we typically offer no guarantee that the check will be honored by the check writer's bank and make no promise of reimbursement if the check is dishonored by the bank. Revenue from check verification is derived from fees collected from the merchants when a check is verified against our positive and negative check database. This revenue is recognized when the transaction is processed, since we have no further performance obligations.

Check Guarantee
With this service, if we approve a check transaction and the check is subsequently dishonored by the check writer's bank, the merchant is reimbursed by us and we must undertake any effort to collect the delinquent amount from the check writer.

The principal risk of providing this service is the risk of collecting the amount we guarantee from a delinquent check writer whose check transaction was dishonored by his or her own bank. If we are unable to collect the amount, we lose that amount. On average, we collect 50-60% of the amounts on those checks that become delinquent. Given the risks associated with check guarantee, especially for large volume merchants, we exercise strict risk parameters with the merchants to which this service is offered. We typically apply several risk management approaches with this service, which include searching NCN's database, and "scoring" each transaction. This includes several factors such as velocity (the number of times a check writer has been searched in a certain period of time), prior activity (historic negative or positive transactions with the check writer), check writer's presence in other databases (these national databases are selectively searched based upon the size of the check and the prior activity with the check writer), size of the check, and historic bad check activity by geographic and/or merchant specific locations, to name a few. If our scoring system concludes that the risk is too high, we issue a coded response instructing the merchant that we will not guarantee the check. If our scoring system results in a positive result, a coded response advises the merchant that we have guaranteed payment on that item.

Electronic Check Conversion ("ECC")
Check conversion is the ability to convert a paper check to an electronic item at the point of sale. ECC is a relatively new system of check settlement that is quickly gaining merchant acceptance. Under the program, the merchant slips a customer's completely filled-in check either through a check reader that reads the MICR line on the check or a check imager that records the total image of the face of the check and the merchant enters the amount of the check into the system. The merchant has the customer sign a receipt, much the same as in a credit card transaction, and gives a copy of the signed receipt along with the check to the customer. The electronic image, captured by the reader, is sent to our processing center and we settle the check transaction electronically. Merchants' customers like this new system because they get their check back immediately and still have a hard copy receipt of the transaction. Banks like ECC because no paper has to be handled by the bank to settle the transaction. While most national merchants already have MICR check-reading equipment, small merchants will adopt the system only if their check volume justifies the capital investment in equipment, ranging from $125 to $150 per MICR reader and $300 to $600 for an imager.

Check Re-Presentment
The Federal Reserve System's Automated Clearing House ("ACH") provides the tools to electronically present, re-present and settle funds between banks. Our check re-presentment program allows a merchant to advise its bank that a returned check should be sent to the *XPRESSCHEX* data processing center in Albuquerque, New Mexico, rather than returned to the merchant. Upon receipt, *XPRESSCHEX* converts the check to an electronic ACH transaction for resubmission through the ACH network and marks the check for possible collection activity, should it become necessary. One feature a merchant may choose is to time the re-presentment so as to coincide with a check writer's typical payday to better the odds of collection. Generally, the full face value of the check is returned to the merchant upon collection and a collection fee charged to the check writer, usually in the range of $15 to $25, is retained by *XPRESSCHEX* as payment for its services.

Internet Check, Batch Check and Virtual Terminal
A check can be presented as a form of payment over the Internet and we support the multiple types of ACH entry classes. *XPRESSCHEX* allows an e-commerce site to accept a check as payment, allows a batch of check data to be sent electronically for processing (this is commonly used by mail order or phone order businesses) and allows both verification-only and ACH transactions to be submitted by merchants via a secure logon and passcode connection over the Internet.

Visa POS Check Service Program ("Visa Program")
The Visa POS Check Program enables merchants to receive direct online authorization for checks written against consumer checking accounts, similar to the authorizations provided for credit and debit card transactions. The Visa Program was offered as a pilot program by Visa to its member banks from December of 2000 to December of 2002 over which time several banks electronically connected their check writer data to the Visa network, making verification of the check writer's bank account balance possible when checks drawn on these select banks were processed. In December of 2002, the program was officially released out of pilot and more banks have been added each year to the Visa network. As of September 2005, a national merchant could expect connection to around 20% of the nation's checking accounts from all locations and, within select metropolitan areas, 30% or higher connectivity. This number is expected to increase to 30% on average for a national merchant and, within select cities, 40% or higher over the coming year as more banks connect their check writer data to the Visa network. *ECHO* has invested significant resources and management focus in its check services business, particularly with respect to the Visa Program.

As described above, "check conversion" is the ability to convert a paper check to an electronic item at the point of sale. The Visa Program provides Visa member banks with a check conversion service that they can sell to their bank merchants. The Visa Program allows the merchant to get an immediate authorization or decline on a check while the check writer is at the checkout counter. If the check is approved, the service allows the merchant to immediately return the paper check to the check writer since the funds will be electronically withdrawn from the check writer's account and deposited into the merchant's account.

Being able to approve or decline a check in real time at the point of sale requires some method to verify the check writer has either an adequate balance in the bank to cover the check or, if that is not possible, to verify if the check written is in a negative check account database. In order to provide this check service on 100% of the checks received by a merchant, Visa needed a solution to approve or decline (and for those approved, electronically deposit) the checks that processed through the program on a bank that had not yet connected its check writer data to the Visa network. We are currently one of two companies that provide this service to Visa as a Third-Party Processor. When a Visa member bank signs up to offer the Visa Program to its merchants, it chooses a Third-Party Processor from the certified providers and, to date, *ECHO* serves as a Third-Party Processor for fifteen financial institutions actively participating in the program.

When Visa receives electronic check data from a merchant and the bank upon which the check is drawn has not connected its check writer data to the Visa network, Visa routes that check to the Third-Party Processor that was chosen by the merchant's bank when they set up the program. The Third-Party Processor authorizes or declines a check based upon the negative and positive data contained in several national check account databases that are commercially available and, for those transactions that are approved, the Third-Party Processor will electronically move the funds from the check writer's account to either the merchant bank's master clearing account or directly to the merchant's banking account (depending on the bank's desired settlement method) utilizing the ACH.

In addition to being a Third-Party Processor, we are currently certified as an Acquirer Processor with Visa, a role that accepts transactions from the merchant's point-of-sale terminal/systems and reformats them for submission to the Visa network. We were chosen by nine banks currently in the program to serve as their Acquirer Processor. Most banks presently in the Visa Program are large national or regional banks and already had terminal management service providers that could act as Acquirer Processor for the Visa Program. In the future, as smaller banks make the decision to enter the Visa Program, it is expected that many will have no prior relationship with a terminal management provider and therefore, may potentially choose us as their Acquirer Processor.

We derive transaction revenue in our role as a Third-Party Processor and/or Acquirer Processor by negotiating a transaction fee with Visa and/or the bank that chose us as its Third-Party Processor and/or Acquirer Processor. This Third-Party Processor transaction fee averages $0.07 to $0.09 per transaction and the Acquirer Processor transaction fee is generally $0.02 to $0.04. The party that sells the service to the merchant (usually the bank) enjoys the largest mark-up on the product, offering the service in the range of $0.20 to $0.50 per check, with external cost in the $0.12 to $0.15 range, depending on what the bank negotiates with Visa and any third-party provider.

We entered into a sponsorship agreement with our primary credit card processing bank, First Regional Bank, to enable us to sell the Visa Program directly to merchants with an obligation to pay a $0.01 transaction fee per check to the bank. This allows the bank to realize added revenue, allows us to realize higher revenue in a marked-up pricing model, and a portion of the mark-up to be used to compensate and motivate resellers of our products and services to offer the Visa Program to merchants in the marketplace. The balance of the mark-up after paying the bank and the sales organization would be additional revenue to us. This will also enable us to use our direct sales channels to provide the Visa Program to *ECHO's* current and potential merchant base.

The Visa infrastructure requires *ECHO* to coordinate and integrate its services with several parties and systems. As part of the Visa Program, we have written, tested and installed special merchant terminal software that meets specified Visa Program requirements and certified our terminal and host response code with Vital Processing Services, a major provider of terminal services to many major banks. *ECHO* has also developed special add-on services and reporting for specific banks or select merchants that desired to participate in the Visa Program. Additionally, *ECHO* has designed and implemented several risk management tools that contribute to the significant reduction in net bad debt seen by retailers, making the Visa Program a true competitive alternative to guarantee services.

In fiscal 2005, the Visa POS Check Program has not grown at the pace anticipated but several major marketing hurdles have been addressed. At its initial release in 2002, there were five primary concerns expressed by banks and/or national merchants who were approached to either sell and/or participate in the service. Those concerns were:

- Visa was connected to less than 10% of the nation's checking accounts. The added value that justified the higher cost of the Visa Program was questionable when compared to a simple check verification service that utilizes national negative databases.
- It was believed that a merchant would have to buy a check imager to participate in the program at a cost of around $600 for each check-out lane, a major investment for national merchants.

- There was a concern as to how customers would react, positively or negatively, to getting their checks back at the point of sale.
- There was a concern that the service would slow down the check-out time.
- There was concern that *ECHO* could perform, being such a small company.

Regarding the first four concerns, Visa has effectively addressed the issue of check coverage by increasing its connectivity nationally to around 20% and in certain areas to 30% or higher; the perceived need for an imager to be used has been disproved by several national merchants who are on the program, being very successful using their existing MICR check reading equipment; check writers have accepted the program very positively; and, there has been no slow-down in the check-out times at the point of sale.

On the final concern of *ECHO*'s performance, several national merchants have come on the Visa POS Check program and are using *ECHO*. These would include merchants such as Gap, Banana Republic, Old Navy, Burlington Coat Factory, Pearle Vision, Things Remembered and Sheetz Petroleum, to name a few. All these merchants have seen significant costs savings in centralizing their check clearing services into one account (compared to literally thousands of bank accounts in some cases) and all have seen a significant reduction in their bad check losses since moving to the Visa POS Check program.

With each of the initial concerns about the Visa POS Check Program being adequately addressed, we believe the merchants and/or banks that were initially made aware of the Program should be advised of the progress and encouraged to take another look at participating in the Program. We plan to do this ourselves and, as requested, to assist Visa and any of its member banks in sharing this positive update on the growing effectiveness of the Visa POS Check program.

Deriving Revenue

For the past several years, we have invested significant resources and management focus in our check services business. This business segment comprised approximately 26.0% of our total revenue for the fiscal year ended September 30, 2005. As an individual segment, check-related revenue increased by 26.6% to $14,458,000 in fiscal 2005 from $11,423,000 in fiscal 2004.

ECHO's revenue in check services can come from several sources. Typically, the merchant pays either a fixed fee for each transaction (verification, conversion, etc.) or a fee based on the face amount of the check (check guarantee) or both (check guarantee). In the Visa model, *ECHO* can receive transaction fees for providing Third-Party services to Visa banks, whereby *ECHO* assists them in processing checks from banks not participating in the Visa Program. In addition, *ECHO* may serve a Visa bank as a collector of the transaction data for the merchant and submitting such data to VisaNet, a process referred to as an Acquirer Processor. *ECHO* can also participate in the mark-up over cost that is charged to those merchants *ECHO* sells directly through its own primary sales channels. Additional revenue is earned if the merchant utilizes *ECHO's* collection services and it is primarily derived from the collection fee associated with successful collection of an item. If *ECHO* refers a collection item to an NCN member, a small participation in the collection fee is returned to *ECHO* through agreement with the NCN member. Finally, when *ECHO* provides a guarantee service to a merchant directly or to a bank to offer to their merchants, it earns a percentage of every check processed from the merchant. *ECHO's* earnings in this case are directly tied to its success in collection and its risk management capability.

The NCN database includes over 30 million negative check account records and 130 million positive records. Approximately 300 affiliated collection agencies continually contribute to the database to enrich its depth and value. Through its network of NCN members, *ECHO* can offer regional collection services and distribute collection items to one or more of a select group of NCN's member agencies to maximize a merchant's or bank's ability to collect amounts on a local level. NCN provides an ongoing revenue stream for *ECHO* as collection agencies, major national merchants, banks, other transaction processors, and thousands of small merchants access the NCN database daily to verify the status of a check writer in real time. Check verification has been recognized as one of the lowest cost and most effective ways for retailers to lower the risks and losses experienced in accepting checks as a form of payment. Our NCN database is one of only four national databases that can serve this market need on a national scale, and we are currently the fifth largest check verification processor in the United States according to the September 2005 issue of *The Nilson Report*, a monthly financial subscription-based newsletter. In addition to operating NCN, we provide a common platform where a business can also access other major negative check writer databases that are currently available in the nation.

XPRESSCHEX collection revenue comes from two sources: service fees and percentage of the check collection agreements. When *XPRESSCHEX* is engaged by a merchant or a bank to immediately collect on returned checks that were converted from paper to an electronic item, *XPRESSCHEX* normally receives the service fee of $15 to $25 that is charged to the check writer, not the merchant. Some merchants also engage *XPRESSCHEX* in the active collection of paper checks that have bounced or in the active collection of secondary efforts after all initial attempts at collection have been exhausted by the merchant. In these cases, *XPRESSCHEX* negotiates a percentage of the check amount, ranging from 10% to 25%, depending on several factors.

STRATEGY

Overview

ECHO's service strategy is to provide merchants, banks and industry-specific resellers with electronic payment services that combine credit card, debit card and electronic check and collection services with quality customer support. *ECHO's* services enable merchants to maximize revenue by offering a wide variety of payment options, minimize costs by dealing with one source and improve their bad debt collection rates through use of *ECHO*'s integrated collection and risk management services.

Our sales strategy is four-fold: to target providers of point-of-sale systems who serve various industries in the merchant marketplace; to continue to pursue community banks with the combined set of services we currently offer; to focus our direct sales team on specific associations and merchants in industries where both checks and credit cards are common forms of payment; and to continue to support and promote the Visa POS Check Program. We intend to capitalize on our advantage of being a full credit card and check processor by combining our products and using our lower overall processing costs to allow the system provider, community bank or association to enjoy a financial benefit from their customer's processing activity.

Electronic Payment Services for POS System Providers

We believe there are significant opportunities in working closely with those firms that specialize in certain industries and provide a point-of-sale (POS) capability to merchants of some nature. By aligning our processing with these parties, we believe we can leverage our sales activity and have longer term relationships with merchants than are historically the case for most processors. We also believe our full processing capability allows us to include the POS system provider with some economic benefit from the processing volume of the users of its system.

Promote Merchant Payment Processing for Regional and Community Banks

ECHO pursues small regional and community banks for credit card and check payment programs that are characterized by having an asset base in the $500 million range or less, and/or equity capital in the $10 to $50 million range. *ECHO* has developed a service that allows smaller banks to offer credit card and check processing services on a private-label basis using our back-end infrastructure with little or no technical involvement by the bank. Much of the reporting to the merchant utilizes the Internet as a delivery channel, an environment in which we have significant experience and knowledge. Due to the high costs and the perceived high risk, most small banks are either unable or unwilling to compete with national banks in providing credit card and check real time processing services and Internet-based reporting tools to their merchants. We have designed the program to be adopted by a bank at little or no cost while it allows the bank to generate revenue and earnings in competition to those earned by much larger banks that have had to make major investments in the technology.

This merchant payment processing service, which is marketed under the MerchantAmerica name, incorporates all of *ECHO's* web-based features and functionalities and our full set of services and payment options. We believe that our fully integrated payment and reporting system allows smaller banks to enjoy competitive equality with much bigger banks without making significant investments in technology. We, in turn, benefit from the increased processing and transaction revenue. Additional benefits of the MerchantAmerica program to regional and community banks include the:

- Ability for banks to set processing fees for each merchant;
- Assurance that the bank controls the merchant relationship; and
- Reduction of fraud risk.

In addition to the benefits that the bank receives from the MerchantAmerica program, the bank's merchants also receive numerous benefits, including a retail merchant account for credit cards, debit cards and checks; an online shopping cart and check-out payment system; sales tracking and online transaction history; all returned check being automatically referred to our collection agency; and dedicated customer service available 24 hours a day, seven days a week.

The program was launched in August 2002 and at the end of fiscal 2005 had twenty-four participating banks. *ECHO* estimates that there are 10,000 community banks in the United States and no one provider of services has over 10% of the market. Based on third-party research, we estimate that approximately 6,000 of these banks do not offer any payment solution but refer their merchants to outside providers. The approximately 4,000 banks that are affiliated with a payment service, we believe, will be very responsive to the MerchantAmerica value proposition when a comparison of features and costs is reviewed.

Promote to Associations and Guilds
There are over 8,000 associations and guilds in the United States and many of the 4.1 million merchants belong to one of these organizations. We believe our combination of services and our controlled cost structure will allow us to attract many of these organizations to actively refer their members to us for meeting their payment processing needs.

Promote Visa POS Check Service Program
Given *ECHO's* role as a "first adopter" in the early stages of the Visa Program and our subsequent investment of significant resources and management focus with respect to the Visa Program, we expect to see increased growth in check services as the marketing efforts of participating banks in the Visa Program become more widely implemented.

A large participating bank sold the Visa Program to the national retailer, Gap, and it deployed the service to all of their stores (Gap, Banana Republic and Old Navy) in June of 2003. Their stores submit check MICR data (the numbers along the bottom of a check) in real time and then return the paper check to the check writer at the point of sale. *ECHO* responds with an approval or decline to the check in less than two seconds and for those it approves, it moves the funds nightly from the customers account to the merchant's account. *ECHO* also coordinates all electronic check representment and collection on returned checks when needed. Gap remains the largest merchant in the Visa Program to date.

The primary source of savings to merchants on the Visa Program are derived from (1) the elimination of having to handle and process paper checks and (2) the net financial benefit seen from the bad check write-off percentage falling below the rates charged by the national guarantee services.

While *ECHO* believes that the Visa Program has the potential to generate significant revenue for us in the future, the market potential of this service is still unproven and its success is largely dependent on the continuing marketing support of *ECHO*, Visa and Visa's member banks.

SALES AND MARKETING

ECHO offers its payment services through several sales channels.

- *Primary Sales Channels* – Direct sales personnel are dedicated to various industries and/or services. We employ approximately 20 people who serve in either field or office positions that are dedicated to sales.
- *Secondary Sales Channels* – All or a portion of our services are sold through banks who sign up with our MerchantAmerica Agent Bank program, through banks who are selling the Visa POS Check Program, through authorized resellers, independent sales organizations (ISO's) and through one of our 300 NCN Collection Agency Members. These channels offer lower margins to us due to the added participation in the overall revenue such channels require. Currently *ECHO* has 150 authorized resellers registered to sell *ECHO's* check products.

Management believes that we are distinctive in the number of payment methods that we allow, the combination of transaction types that we manage directly, our ability to integrate additional services and our ability to support each merchant through one vertically integrated source.

Our marketing strategy is to build processing relationships with certain providers of POS software/hardware that serve select merchant markets; maximize cross-selling opportunities to our existing base of retail merchants and financial institutions; sell integrated suites of check, credit and debit card processing services through small banks and industry-specific resellers; enhance and market MerchantAmerica.com; and pursue associations aggressively.

COMPETITION

Bankcard processing and check processing services are highly competitive industries and are characterized by consolidation, rapid technological change, rapid rates of product obsolescence and introductions of competitive products often at lower prices and/or with greater functionality than those currently on the market. Credit card and debit card processors have similar direct costs and therefore their products are becoming somewhat of a commodity product where a natural advantage accrues to the highest volume processors. To offset this fact, we have focused on marketing to niche markets where we can maintain the margins we deem necessary to operate profitably but no assurance can be given that this strategy will be successful in the future.

There are a number of competitors in the check services industry, the largest of which are TeleCheck (the leading provider of conversion and guarantee services and a subsidiary of First Data Corporation), SCAN/eFunds (the largest verification provider in the nation), Certegy (recently purchased by Fidelity) and Global Payments. While all four have major national accounts, we have been successful in winning the processing relationships for national accounts from each one. *ECHO* believes that it can effectively compete due to its ownership of the NCN database, its integrated set of check and collection services and the technological advantage of having been certified as both a Third-Party Processor and Acquirer Processor with the Visa POS Check Program.

ECHO is among the top 50 credit card processors in the nation when evaluated by processing volume. *ECHO* is among a much smaller group when evaluated by processing capability. Of the top 50 firms, approximately 40 of them are independent sales organizations or banks that may manage the front-end authorization service but they hire the back-end clearing and settlement services from a full service processor. There are probably 10 or fewer firms capable of full credit card processing and these would include First Data Corporation, Total Systems, NPC (Bank of America), Global Payments, First Horizon, and CSS. We believe we hold the distinction of being the smallest public company who, with the installation of the Oasis Clearing module in 2006, will serve as a full service processor in credit cards. All of our competitors have greater financial and marketing resources than us. As a result, they may be better able to respond more quickly to new or emerging technologies and changes in customer requirements. Competitors also may enjoy per transaction cost advantages due to their high processing volumes that may make it difficult for *ECHO* to compete.

We believe that being the smallest processor also has some advantages. There are many merchants who are sizable to us that the larger processors do not consider to be major merchants. We are finding these merchants appreciate getting preferential treatment from their processor. Also, our willingness to send top management into the field to meet regularly with our major merchants at their location is a perceived distinction and we are using it as a merchant retention tool. While we understand that slightly lower costs can be generated by processing high volumes, we do not think the economic advantages that high volume affords are enough to eliminate *ECHO* as an acceptable and competitive processor in most cases. Despite these potential advantages, we believe that our success will depend largely on our ability to continuously exceed expectations in terms of performance, service, and price, on our ability to develop new products and services, and on how well and how quickly we enhance our current products and introduce them into the market.

EMPLOYEES

As of September 30, 2005, we employed 222 individuals, 203 of whom were full time employees.

REPORTABLE SEGMENTS

Refer to Note 14 "Segment Information" in the accompanying Notes to Consolidated Financial Statements for reportable segment information.

ITEM 2. Properties

In March 2004, we sold a building in Agoura Hills, California which was previously our corporate headquarters, for $2,382,000, and paid off the two notes collateralized by this building. As a result of this sale, we recognized a gain of $1,319,000 on a pre-tax basis.

In October 2003, we leased 21,566 square feet of a 40,000 square foot building in Camarillo, California. Our principal executive offices, including customer support, data center and other operational departments were moved to this Camarillo location. We signed an addendum to the Camarillo lease in July 2004 and added 11,103 square feet to the lease. We currently occupy 32,669 square feet of the Camarillo building. The lease payment for this facility as of September 2005 was $35,936 per month.

We have additional real property leases in Albuquerque, New Mexico; Lakewood, Colorado; Provo, Utah; Lawrence, Kansas; and Glendale, California for sales, data center and other operations, under various agreements, which expire at various times over the next year. The total of these lease payments are approximately $18,000 per month.

ITEM 3. Legal Proceedings

We are involved in various lawsuits arising in the ordinary course of business. Based upon current information, management, after consultation with legal counsel, believes the ultimate disposition of these lawsuits will have no material effect upon either our results of operations, financial position, or cash flows.

In July 2004, LML Patent Corporation, a wholly-owned subsidiary of LML Payment Systems, Inc. ("LML"), filed a patent infringement claim against us, our subsidiary, *XPRESSCHEX,* Inc. and others, relating with respect to us and our subsidiary, to the alleged infringement by our check conversion processes of three patents held by LML. In September 2005, the patent infringement claims for two (2) of the patents were dropped. The suit was filed in the U.S. District Court for the District of Delaware. The discovery process and expert witness reports have been completed and claims construction briefs and summary judgment briefs have been filed with the court in anticipation of a December 19, 2005 hearing on these issues. LML seeks an undisclosed amount of damages in connection with the alleged infringement.

We were aware of the LML patents prior to LML's initiation of the claims and had previously obtained competent legal opinions from outside patent counsel that neither we nor any of our subsidiaries infringe on any valid or enforceable patent rights of LML being asserted in the litigation. No documents came out of the discovery process to alter our original belief, and we will continue to vigorously defend our position against the remaining claims made.

Ultimately, we expect that we will not be held liable for any of the alleged infringement, including for any treble punitive damages. The case is scheduled to go to trial in April of 2006. Should we be held liable for any alleged infringement, which is not expected, the ultimate liability we may sustain may include a royalty payment primarily calculated on activity commencing in the middle of calendar 2003 for only select conversion activity, as that was the time period in which we actively began utilizing the check conversion processes alleged to infringe the LML patents. In view of the relatively short time period involved and the relatively small overall transaction volume arising from the alleged infringing check conversion services in comparison to our total transaction volume, we believe that any such alleged damages award should have a relatively minor impact on our results of operations, financial position, or cash flows.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of *ECHO's* shareholders in the quarter ended September 30, 2005.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Since January 17, 1986, we have been trading on the over-the-counter market under the name Electronic Clearing House, Inc. On October 2, 1989, we were accepted for listing on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") and trade under the symbol of *"ECHO"* on the NASDAQ Capital Market. The following table sets forth the range of high and low prices for our common stock during the fiscal periods indicated, as reported on the NASDAQ Capital Market.

FISCAL YEAR ENDED SEPTEMBER 30	High	Low
2005		
First Quarter	$ 9.65	$7.42
Second Quarter	$ 9.22	$7.99
Third Quarter	$10.35	$7.10
Fourth Quarter	$ 9.36	$8.00
2004		
First Quarter	$11.33	$6.15
Second Quarter	$13.06	$8.23
Third Quarter	$11.47	$8.75
Fourth Quarter	$ 9.99	$6.45

The prices set forth above are not necessarily indicative of liquidity of the trading market. Trading in our common stock is limited and sporadic, as indicated by the average monthly trading volume of 307,639 shares for the period from October 2004 to September 2005. On December 12, 2005, the closing representative price per share of our common stock, as reported on the NASDAQ Capital Market, was $9.90.

Holders of Common Stock

As of December 12, 2005, there were 822 record holders and 2,591 beneficial holders of our common stock, with 6,661,701 shares outstanding. The number of holders of record is based on the actual number of holders registered on the books of our transfer agent and does not reflect holders of shares in "street name" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend Policy

We have not paid any dividends in the past and have no current plan to pay any dividends. We intend to devote all funds to the operation of our businesses.

Equity Compensation Plan Information

The Equity Compensation Plan Information identified in Item 11 of this Annual Report on Form 10-K is incorporated herein by this reference.

Purchases of Equity Securities

We have not repurchased, nor has any affiliated purchaser repurchased, shares of our common stock.

ITEM 6. Selected Financial Data

The following table sets forth certain selected consolidated financial data, which should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and

Results of Operations included in Items 7 and 8 below. The following data, insofar as it relates to each of the five years ended September 30, has been derived from our annual financial statements, including the consolidated balance sheets at September 30, 2005 and 2004, and the related consolidated statements of operations and of cash flows for the three years ended September 30, 2005, 2004 and 2003, and notes thereto appearing elsewhere herein.

	Year Ended September 30				
	2005	2004	2003	2002	2001
	(---- Amounts in thousands, except per share ----)				
Statement of Operations Data:					
Revenue	$55,551	$48,320	$41,149	$33,291	$29,943
Costs and expenses	53,872	44,863	38,724	36,960	29,380
Income (loss) from operations	1,679	3,457	2,425	(3,669)	563
Interest income (expense), net	23	(104)	(172)	(74)	106
Other income (expense), net	-0-	1,319	-0-	-0-	350
Income (loss) before income tax (provision) benefit and cumulative effect of an accounting change	1,702	4,672	2,253	(3,743)	1,019
(Provision) benefit for income taxes	(669)	(1,823)	(925)	1,367	(585)
Income (loss) before cumulative effect of an accounting change	1,033	2,849	1,328	(2,376)	434
Cumulative effect of an accounting change to adopt SFAS 142[1]	-0-	-0-	(4,707)	-0-	-0-
Net income (loss)	$ 1,033	$ 2,849	$ (3,379)	$ (2,376)	$ 434
Earnings (loss) per share-basic	$ 0.16	$ 0.45	$ (0.58)	$ (0.41)	$ 0.07
Earnings (loss) per share-diluted	$ 0.15	$ 0.41	$ (0.56)	$ (0.41)	$ 0.07
Weighted average number of common shares and equivalents outstanding-basic	6,485	6,312	5,812	5,788	5,797
Weighted average number of common shares and equivalents outstanding-diluted	6,939	6,900	6,024	5,788	5,964
Balance Sheet Data:					
Working capital	$ 8,037	$ 8,004	$ 3,201	$ 3,234	$ 5,821
Current assets	29,310	29,923	9,646	5,728	8,259
Total assets	40,817	39,428	18,775	18,191	18,921
Current liabilities	21,273	21,919	6,445	2,494	2,438
Long-term debt, and payables to stockholders and related parties, less current portion	705	704	1,961	2,159	744
Total stockholders' equity	$17,772	$16,240	$10,369	$13,538	$15,739

[1] The Company completed the transitional impairment testing required by SFAS 142 in the first quarter of fiscal 2003 and determined that its goodwill was fully impaired and a $4.7 million goodwill write-off was recognized.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Electronic Clearing House, Inc. is an electronic payment processor that provides for the payment processing needs of merchants, banks and collection agencies. We derive the majority of our revenue from two main business segments, bankcard and transaction processing services ("bankcard services"), whereby we provide solutions to merchants and banks to allow them to accept credit and debit card payments from consumers, and check-related products ("check services"), whereby we provide various services to merchants and banks to allow them to accept and process check payments from consumers. The principal services we offer within these two segments include, with respect to our bankcard services, debit and credit card processing, and with respect to our check services, check guarantee, check verification, electronic check conversion, check re-presentment, and check collection.

We organize our service offerings under the following brand names:

- MerchantAmerica: *ECHO's* retail provider of payment processing services to both merchant and bank markets;
- National Check Network ("NCN"): for check verification, check conversion capture services and for membership to collection agencies;
- *XPRESSCHEX*, Inc.: for check collection services; and
- *ECHO*: for wholesale credit card and check processing services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, deferred taxes, reserve for doubtful accounts, capitalization of software costs, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Management applies the following critical accounting policies in the preparation of our consolidated financial statements:

- **Revenue Recognition Policy.** We earn revenue from services which include the following: debit and credit card processing, check verification, ACH services, check conversion, check re-presentment, check collection, check guarantee, and inventory tracking. All of these services are performed pursuant to a contract with customers which states the terms and fixed price for all contracted services. The price of a service may be a fixed fee for each transaction and/or a percentage of the transaction processed, depending on the service. We generally collect our fee at the time we process the transaction and accordingly, collectibility of the service fee is reasonably assured.

Revenue from debit and credit card (collectively called bankcards) and transaction processing revenue is based on a percentage of the transaction value, commonly referred to as a discount fee on a credit and debit card transaction processed by us. In addition, there is a per transaction fee associated with each bankcard transaction which is charged to the merchant. We recognize the processing and transaction revenue when the services are performed.

Revenue from check verification is derived from fees collected from the merchants when a check is verified against our own positive and negative check database and other check databases that we use. This revenue is recognized when the transaction is processed, since we have no further performance obligations.

Revenue from check conversion is derived from fees collected from merchants to convert the paper check received by merchants into an ACH transaction, which allows us to settle the transaction electronically for the merchant. We recognize the revenue related to check conversion fees when the services are performed.

Revenue from check re-presentment is derived from fees charged to check writers. Check re-presentment is a service that allows merchants to collect a paper check through the ACH network after a check has previously been presented to the bank for collection unsuccessfully at least once. The fees earned from the check writer are recognized when collected, as collectibility is not reasonably assured until that point.

Revenue from check guarantee is derived from a percentage of the gross amount of the check and guarantees payment of the check to the merchant in the event the check is not honored by the check writer's bank. Merchants typically present customer checks for processing on a regular basis and, therefore, dishonored checks are generally identified within a few days of the date the checks are guaranteed by us. We recognize revenue when the checks are processed at the point of sale. At the time the guarantee revenue is recognized, we provide a reserve for estimated guarantee losses based upon our historical loss experience. In the event the check is dishonored, we have the right to collect the full amount of the check from the check writer. We establish a receivable from the delinquent check writer for the full amount of the guaranteed check. The check guarantee service also earns revenue based on fees collected from delinquent check writers, which collection fee is recognized when collected, as collectibility is not reasonably assured until that point.

Revenue from check collection is derived from collection activities performed on behalf of a merchant on uncollected checks. The merchants usually keep the face amount of the uncollected checks if the collection effort is successful. Our revenue is derived from the collection fee collected from the check writer. If we refer the collection item to another collection agency, we will receive a fee from the collection agency upon its successful efforts. Collection fee revenue is recognized when collected, as collectibility is not reasonably assured until that point.

Revenue from inventory tracking is derived from transaction fees for processing and tracking U-Haul's daily inventory activities. This revenue is recognized when the transaction is processed, since we have no further performance obligations.

- **Deferred Taxes.** Deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, management considers estimates of future taxable income and ongoing prudent and feasible tax planning strategies.

- **Chargeback Losses.** Chargeback losses occur when a credit card holder presents a valid claim against one of our merchants and the merchant has insufficient funds or is no longer in business resulting in the charge being absorbed by us. We record a receivable for those chargebacks for which the merchant is liable but has not made payment. We record a provision for estimated chargeback losses at the time bankcard transactions are processed. A reserve is estimated based upon a historically-determined percentage of gross credit card processing volume and actual losses experienced.

- **Research and Development Expense.** Expenditures for activities relating to product development and improvement are charged to expense as incurred. Such expenditures amounted to $1,609,000 in fiscal year 2005 and $1,465,000 in fiscal year 2004.

- **Cumulative Effect of Change in Accounting Principle.** Effective October 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually using a fair value-based approach. SFAS No. 142 required us to perform an initial assessment of our reporting units to determine whether there was any indication that the goodwill carrying value was impaired. This transitional assessment was made by comparing the fair value of each reporting unit, as determined in accordance with the new standard, to its book value. In 2003, we determined that all of our goodwill was impaired under SFAS No. 142 and accordingly took a charge to write down the amount of that impairment.

- **Capitalization of Software Costs.** The costs of purchased and internally developed software used to provide services to customers or for the process of internal administration are capitalized and amortized on a straight-line basis over the lesser of three years or estimated useful life. Under the provisions of Statement of Position 98-1,

"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize software costs when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. Capitalization of costs ceases when the project is substantially complete and the software is ready for its intended use. Software developed or obtained for internal use is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

RESULTS OF OPERATIONS

Fiscal years 2005 and 2004

Financial highlights for fiscal 2005 as compared to fiscal 2004 were as follows:

-- Total revenue increased 15.0% to $55.6 million

-- Gross margin from processing and transaction revenue decreased to 35.1% from 36.8%

-- Operating income decreased from $3.5 million to $1.7 million

-- Diluted earnings per share were $0.15 as compared to $0.41 per share.

-- Bankcard and transaction processing revenue increased by 11.4% to $41.1 million

-- Bankcard processing volume increased 12.7% to $1.2 billion

-- Check-related revenue increased by 26.6% to $14.5 million

-- ACH processing volume increased 24.6% to 32.1 million transactions

REVENUE. Total revenue increased 15.0% to $55,551,000 for fiscal 2005, from $48,320,000 for fiscal 2004. The increase can be primarily attributable to 11.4% growth in bankcard and transaction processing revenue and 26.6% growth in check services revenue year-over-year. This growth has occurred organically from our existing merchants and from our marketing initiatives during the year.

The bankcard and transaction processing revenue increase was mainly attributable to a 12.7% increase in bankcard processing volume as compared to fiscal 2004. This increase was the result of our organic growth and the growth from our various marketing channels such as the Agent Bank Program and the MerchantAmerica marketing program.

The check-related processing revenue increase was attributable to a 41.8% increase in ACH services revenue and a 6.4% increase in check verification revenue. The high growth in ACH revenue was mainly due to wallet funding activities and increases in overall ACH activities.

COST OF SALES. Bankcard processing expenses are directly related to the changes in processing revenue. A majority of our bankcard processing expenses are fixed costs and are reflected as a percentage of the total face amount of each bankcard transaction, and the remaining costs are based on a fixed rate applied to the number of transactions processed. Processing-related expenses, consisting of bankcard processing expense and transaction and check processing expense, increased 18.1% for the year, from $30,370,000 in fiscal 2004 to $35,867,000 in fiscal 2005. The increase reflects the 15.0% increase in total revenue for the year, a $449,000 increase in amortization expense and a $1,020,000 increase in commission expense.

Total gross margin from processing and transaction services decreased from 36.8% in fiscal 2004 to 35.1% in fiscal 2005. Gross margin from bankcard and transaction processing decreased from 29.4% in fiscal 2004 to 27.2% in fiscal 2005. The decrease in gross margin was primarily attributable to several high volume merchants who negotiated lower than average discount rates due to the size of their accounts. Additionally, gross margin from check processing decreased from 61.1% in fiscal 2004 to 57.6% in fiscal 2005. The check services gross margin decrease was mainly attributable to an increase in commission expense and amortization expense.

EXPENSE. Other operating costs such as personnel costs, telephone, depreciation expenses and outside services increased 9.1%, from $5,182,000 in fiscal 2004 to $5,653,000 in fiscal 2005. This was primarily due to the 9% increase in salaries to support the 15% growth in fiscal 2005.

Research and development expenses increased 9.8%, from $1,465,000 in fiscal 2004 to $1,609,000 in fiscal 2005. Research and development initiatives are critical for us to remain competitive with our peers. Several major development projects were completed during fiscal year 2005. However, given the rapid change in technology in our industry, we plan to continue to invest in product development in both the bankcard processing business segment and the check-related products segment in order to stay ahead of our competitors.

Selling, general and administrative (SG&A) expenses increased 36.9% from $7,846,000 in fiscal 2004 to $10,743,000 in fiscal 2005. This increase was primarily attributable to: 1) greater personnel costs due to cost of living adjustments; 2) growth in sales and marketing expenses to implement our sales and marketing strategies; 3) a $1,141,000 increase in legal expenses to defend several lawsuits; and 4) $150,000 increase in legal settlement expenses. Even though we were expecting legal expenses related to the LMLP lawsuit to decrease in the second half of 2005, legal expense continues to be higher than expected.

As a percentage of total revenue, SG&A expenses increased from 16.2% in fiscal 2004 to 19.3% in fiscal 2005.

OPERATING INCOME. Operating income decreased from $3,457,000 in fiscal 2004 to $1,679,000 in fiscal 2005, a decrease of 51.4%. The decrease in operating income was primarily attributable to the 1.7% decrease in gross margin and the increased selling, general and administrative expenses described above.

INTEREST EXPENSE. Interest expense decreased to $113,000 for fiscal 2005, from $175,000 for fiscal 2004. The decrease was due to the full repayment of one note and some capital leases during fiscal 2005. Interest income increased from $71,000 in fiscal 2004 to $136,000 in fiscal 2005 due to higher than average cash balances on hand throughout fiscal year 2005.

GAIN ON SALE OF ASSETS. Fiscal 2004 results were favorably affected by a pre-tax gain of $1,319,000 resulting from the sale of the building that formerly held the Company's principal executive offices.

EFFECTIVE TAX RATE. The income tax provision was $669,000 for fiscal 2005 as compared to $1,823,000 for fiscal 2004. Our effective tax rate was 39.3% for fiscal 2005, as compared to 39.0% for fiscal 2004. See Notes to Consolidated Financial Statements included elsewhere herein for a further explanation of the income tax expense and a reconciliation of reported income taxes to the amount utilizing the statutory rate.

NET INCOME. Net income for fiscal 2005 was $1,033,000, as compared to $2,849,000 for fiscal 2004. This decrease was primarily attributable to the gain on the sale of assets in fiscal 2004 and the 36.9% increase in selling, general and administrative expenses in fiscal 2005.

SEGMENT RESULTS

Bankcard and Transaction Processing. For the year ended September 30, 2005, bankcard processing and transaction revenue accounted for approximately 74.0% of our revenue, compared to 76.4% in fiscal 2004. Bankcard processing and transaction revenue increased 11.4%, from $36,897,000 in fiscal 2004 to $41,093,000 in fiscal 2005. This increase was mainly attributable to a 12.7% increase in bankcard processing volume as compared to fiscal 2004. We continue to increase our bankcard processing business primarily through organic growth and various sales and marketing programs.

In fiscal 2005, the bankcard and transaction processing segment generated operating income of $5,829,000, or 14.2% of the related revenue, as compared to $5,977,000, or 16.2% of the related revenue in fiscal 2004. This decrease in operating income was primarily due to the lower gross margin combined with higher research and development expenses and selling G&A expense.

We purchased a fully integrated, multi-modular bankcard processing system from Oasis Technologies for approximately $1.6 million. We have incurred an additional $1.5 million of internal development costs thus far in implementing this system. The implementation of this system will give us greater flexibility to price our credit card processing services, allowing us to attract and retain larger merchants as well as the small and mid-market merchants that have been our target market. This project has experienced numerous implementation delays, mainly as a result of vendor software delivery issues and the vigorous testing required prior to implementation. Management now anticipates the clearing portions of the Oasis system to begin live customer deployment in the second half of 2006.

Check Related Products. Check-related revenue increased from $11,423,000 for fiscal 2004 to $14,458,000 for fiscal 2005, an increase of 26.6%. Check verification revenue increased 6.4% to $3,645,000 for fiscal 2005, from $3,425,000 for fiscal 2004. Check conversion, ACH services and check re-presentment revenue increased 41.8% to $8,251,000 for fiscal 2005, from $5,820,000 for fiscal 2004. Additionally, check collection revenue increased 15.4%, from $1,816,000 in fiscal 2004 to $2,096,000 in fiscal 2005. The high growth in ACH revenue was due to wallet funding activities and the overall increase in the ACH and conversion product. Total ACH transactions processed during fiscal 2005 were 32.1 million transactions, as compared to 25.8 million transactions processed in fiscal 2004, an increase of 24.6%.

Check services revenue made up 26.0% of the total processing and transaction revenue for fiscal 2005 as compared to 23.6% in fiscal 2004. Check-related operating income was $2,204,000 in fiscal 2005, as compared to operating income of $1,644,000 in fiscal 2004, an increase of 34.1%. The increase in operating income was mainly due to the 26.6% increase in check-related revenue.

The Visa Program has not grown as much as we had expected in the past year. Even though we are getting new merchants to sign up under the Visa Program, some of the larger merchants have shown a rather significant decline in the total transactions processed for fiscal 2005 as compared to fiscal 2004. We attribute this to the overall decline in check usage in the market. Additionally, certain store branded credit cards from one of our major Visa POS Check merchants shifted some of the payment transactions away from check. We are currently working with 16 Visa member banks that have signed up to participate in the Visa Program.

Fiscal years 2004 and 2003

Financial highlights for fiscal 2004 as compared to fiscal 2003 were as follows:

-- Total revenue increased 17.4% to $48.3 million

-- Gross margin from processing and transaction revenue improved to 36.8% from 33.5%

-- Operating income increased to $3.5 million from $2.4 million

-- Diluted earnings per share before cumulative effect of accounting change were $0.41 as compared to $0.22 per share.

-- Bankcard and transaction processing revenue increased by 12.0% to $36.9 million

-- Bankcard processing volume increased 9.5% to $1.1 billion

-- Check-related revenue increased by 39.4% to $11.4 million

-- ACH processing volume increased 128.4% to 25.8 million transactions

REVENUE. Total revenue increased 17.4% to $48,320,000 for fiscal 2004, from $41,149,000 for fiscal 2003. The increase was primarily attributable to 12.0% growth in bankcard and transaction processing revenue and 39.4% growth in check services revenue year-over-year. This growth occurred organically from our existing merchants and from our marketing initiatives during fiscal 2004, and as a result of increasing acceptance of our check services products and the continued growth in the Visa Program.

The bankcard and transaction processing revenue increase was mainly attributable to a 9.5% increase in bankcard processing volume as compared to fiscal 2003. This increase was the result of our organic growth and the growth from our various marketing channels such as the Agent Bank Program and the MerchantAmerica marketing program. The increase was partially offset by the departure of several high volume merchants during fiscal 2004.

The check-related processing revenue increase was attributable to a 10.6% increase in check verification revenue and a 101.3% increase in ACH services revenue. The high growth in ACH revenue was due to increasing market acceptance of this product and continued growth in the Visa Program.

COST OF SALES. Bankcard processing expenses are directly related to changes in processing revenue. A majority of our bankcard processing expenses are fixed costs and are reflected as a percentage of the total face amount of each bankcard transaction, and the remaining costs are based on a fixed rate applied to the number of transactions processed. Processing-related expenses, consisting of bankcard processing expense and transaction and check processing expense, increased 11.8% for fiscal 2004, from $27,173,000 in fiscal 2003 to $30,370,000 in fiscal 2004. The increase reflected the 17.4% increase in processing and transaction revenue for fiscal 2004.

Gross margin from processing and transaction services improved from 33.5% in fiscal 2003 to 36.8% in fiscal 2004. This improvement in gross margin was mainly due to: 1) check-related revenue, which has a higher gross margin, which made up 23.6% of the total revenue in fiscal 2004 as compared to 19.9% of the total revenue in fiscal 2003; and 2) a rate adjustment was applied to a broad base of bankcard merchants during fiscal 2004 to offset increases in direct bankcard processing expenses.

EXPENSE. Other operating costs such as personnel costs, telephone, depreciation expenses and outside services increased 18.5%, from $4,373,000 in fiscal 2003 to $5,182,000 in fiscal 2004 primarily due to additional staff hired in fiscal 2004 to support our growth. Research and development expenses remained constant, from $1,464,000 in fiscal 2003 to $1,465,000 in fiscal 2004. Almost all of our major development projects were in the coding and testing phases in fiscal 2004.

Selling, general and administrative (SG&A) expenses increased 37.3% from $5,714,000 in fiscal 2003 to $7,846,000 in fiscal 2004. This increase was primarily attributable to: 1) greater personnel costs due to cost of living adjustments and greater employee benefits costs, such as health insurance and worker's compensation insurance; 2) growth in sales and marketing expenses to implement our sales and marketing strategies; 3) increased legal and professional expenses to defend several lawsuits; 4) an increase in rent expense due to our corporate relocation in October 2003; and 5) a $300,000 litigation accrual related to an ordinary course contract dispute with one of our independent sales organizations. The accrual represented management's good faith evaluation of the dispute after consultation with its legal counsel. As a percentage of total revenue, SG&A expenses increased from 13.9% in fiscal 2003 to 16.2% in fiscal 2004.

OPERATING INCOME. Operating income increased from $2,425,000 in fiscal 2003 to $3,457,000 in fiscal 2004, an increase of 42.6%. The improvement in operating income was primarily attributable to the 17.4% increase in revenue and the 3.3% improvement in gross margin described above.

INTEREST EXPENSE. Interest expense decreased to $175,000 for fiscal 2004, from $200,000 for fiscal 2003. The decrease was due to the full repayment of two long-term notes. Interest income increased from $28,000 in fiscal 2003 to $71,000 in fiscal 2004 due to higher than average cash balances on hand throughout fiscal 2004.

GAIN ON SALE OF ASSETS. Fiscal 2004 results were favorably affected by a pre-tax gain of $1,319,000 resulting from the sale of the building that formerly held the Company's principal executive offices. After the sale, the Company used a portion of the proceeds to pay off two loans totaling $1,524,000, which were collateralized by the building.

EFFECTIVE TAX RATE. The income tax provision was $1,823,000 for fiscal 2004 as compared to $925,000 for fiscal 2003. Our effective tax rate was 39.0% for fiscal 2004, as compared to 37.7% for fiscal 2003. See Notes to Consolidated Financial Statements included elsewhere herein for a further explanation of the income tax expense and a reconciliation of reported income taxes to the amount utilizing the statutory rate.

NET INCOME. Net income for fiscal 2004 was $2,849,000, as compared to a net loss of $3,379,000 for fiscal 2003. Income before cumulative effect of an accounting change to adopt SFAS 142 was $1,328,000 in fiscal 2003 and $2,849,000 in fiscal 2004, an increase of 114.5%. This increase was primarily attributable to the 17.1% revenue growth year-over-year and the improvements in gross margin.

SEGMENT RESULTS

Bankcard and Transaction Processing. For the year ended September 30, 2004, bankcard processing and transaction revenue accounted for approximately 76.4% of our revenue, compared to 80.1% in fiscal 2003. Bankcard processing and transaction revenue increased 12.0%, from $32,957,000 in fiscal 2003 to $36,897,000 in fiscal 2004. This increase was mainly attributable to a 9.5% increase in bankcard processing volume as compared to fiscal 2003. This increase was partially offset by the departure of several high volume merchants. To a lesser extent, the increase was positively impacted by a rate adjustment to our bankcard merchant base during fiscal 2004. We continue to grow our bankcard processing business primarily through organic growth and various sales and marketing programs.

In fiscal 2004, the bankcard and transaction processing segment generated operating income of $5,977,000, or 16.2% of the related revenue, as compared to $4,303,000, or 13.1% of the related revenue in fiscal 2003. This increase in operating income was reflective of the increase in revenue and higher gross margins resulting from the broad-base rate adjustment to merchants to offset higher operating costs.

In fiscal 2001, we purchased a fully integrated, multi-modular bankcard processing system from Oasis Technologies for approximately $1.3 million. We incurred an additional $700,000 of internal development costs in fiscal 2004 in implementing this system.

Check Related Products. Check-related revenue increased from $8,192,000 for fiscal 2003 to $11,423,000 for fiscal 2004, an increase of 39.4%. Check verification revenue increased 10.6% to $3,425,000 for fiscal 2004, from $3,097,000 for fiscal 2003. Check conversion, ACH services and check re-presentment revenue increased 101.2% to $5,820,000 for fiscal 2004, from $2,892,000 for fiscal 2003. Additionally, check collection revenue increased 1.4%, from $1,791,000 in fiscal 2003 to $1,816,000 in fiscal 2004. The high growth in the check conversion and ACH revenue was due to the increasing market acceptance of this product and to the transaction revenue generated by the Visa Program. Total ACH transactions processed during fiscal 2004 were 25.8 million transactions, as compared to 11.3 million transactions processed in fiscal 2003, an increase of 128.4%. ACH transactions, like ACH revenue, increased primarily from the increasing market acceptance of the ACH services and the Visa Program.

Check services revenue made up 23.6% of the total processing and transaction revenue for fiscal 2004 as compared to 19.9% in fiscal 2003. Check-related operating income was $1,644,000 in fiscal 2004, as compared to operating income of $591,000 in fiscal 2003, an increase of 178.2%. The increase in operating income was mainly due to the 39.4% increase in check-related revenue.

One of the Visa acquiring banks, using us as the Third-Party Processor, rolled out this Program to a national retailer in June 2003. This one merchant accounted for a significant percentage of revenue generated from the Visa Program in fiscal 2004 and an increased volume of transactions processed.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2005, we had available cash and cash equivalents of $6,732,000, restricted cash of $1,448,000 in reserve with our primary processing banks and working capital of $8,037,000.

Accounts receivable, net of allowance for doubtful accounts, increased to $2,421,000 at September 30, 2005 from $1,943,000 at the end of fiscal 2004. Allowance for doubtful accounts, which reflects chargeback losses decreased to $92,000 at the end of fiscal 2005 from $111,000 at September 30, 2004. The increase in accounts receivable was due to the higher processing revenue generated in fiscal 2005 and therefore higher month-end balances.

Net cash provided by operating activities for the year ended September 30, 2005 was $3,888,000 as compared to net cash provided by operating activities of $5,325,000 for fiscal 2004. The $1,437,000 decrease in cash from operations was primarily attributable to the $1,816,000 decrease in net income between fiscal 2005 and 2004.

Net cash used in investing activities was $4,636,000 for the fiscal 2005 as compared to $1,904,000 for fiscal year 2004. During fiscal 2005, we used $4,640,000 for purchases of equipment and capitalized software costs as compared to $4,278,000 for fiscal 2004.

Net cash used by financing activities was $96,000 for the current fiscal year as compared to net cash provided by financing activities of $1,247,000 for fiscal year 2004. We paid off $438,000 in notes payable, used $452,000 for the repayment of capitalized leases and received $394,000 from the exercise of employee stock options. During fiscal 2004, we received net proceeds of $2,693,000 from a private placement.

As of September 2005, we have a $2,000,000 equipment lease line and a $3,000,000 credit line with Bank of the West for working capital needs. As of September 30, 2005, we have drawn down $1,000,000 of the equipment lease line but have not used the $3,000,000 credit line.

At September, 2005, we had the following cash commitments:

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More Than 5 years
Long-term debt including interest	$1,038,000	$ 339,000	$ 570,000	$ 129,000	$ -0-
Capital lease obligations	229,000	160,000	69,000	-0-	-0-
Operating leases	1,535,000	537,000	998,000	-0-	-0-
Total contractual cash obligations	$2,802,000	$1,036,000	$1,637,000	$ 129,000	$ -0-

Our primary source of liquidity is expected to be cash flow generated from operations and cash and cash equivalents currently on hand. Management believes that our cash flow from operations together with cash on hand, our equipment lease line, our established line of credit with Bank of the West, and cash previously received from our private placement financing will be sufficient to meet our working capital and other commitments.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2005, we did not have any off-balance sheet arrangements.

NEW ACCOUNTING PRONOUNCEMENT

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95," that addresses the accounting for share-based payment transactions in which a Company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that the Company currently uses and generally would require that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statement of operations. SFAS 123R is effective for annual periods beginning after June 15, 2005. Management is currently evaluating the impact of SFAS 123R and it is expected that it will have a significant impact on the consolidated statement of operations as the Company will be required to expense the fair value of stock option awards.

RISK FACTORS

Our business, and accordingly, your investment in our common stock, is subject to a number of risks. These risks could affect our operating results and liquidity. You should consider the following risk factors, among others, before investing in our common stock:

Risks Related to our Business

We rely on cooperative relationships with, and sponsorship by, banks, the absence of which may affect our operations.

We currently rely on cooperative relationships with, and sponsorship by, banks in order to process our Visa, MasterCard and other bankcard transactions. We also rely on several banks for access to the Automated Clearing House ("ACH") for submission of both credit card and check settlements. Our banking relationships are currently with smaller banks (with assets of less than $500,000,000). Even though smaller banks tend to be more susceptible to mergers or acquisitions and are therefore less stable, these banks find the programs we offer more attractive and we believe we cannot obtain similar relationships with larger banks at this time. A bank could at any time curtail or place restrictions on our processing volume because of its internal business policies or due to other adverse circumstances. If a volume restriction is placed on us, it could materially adversely affect our business operations by restricting our ability to process credit card transactions and receive the related revenue. Our relationships with our customers and merchants would also be adversely affected by our inability to process these transactions.

We currently maintain one primary bankcard processing and sponsorship relationship with First Regional Bank in Agoura Hills, California. Our agreement with First Regional Bank continues through 2005. We are currently negotiating with First Regional Bank on an extension of the agreement. We also maintain several banking relationships for ACH processing. While we believe our current bank relationships are sound, we cannot assure that these banks will not restrict our increasing processing volume or that we will always be able to maintain these relationships or establish new banking relationships. Even if new banking relationships are available, they may not be on terms acceptable to us. With respect to First Regional Bank, while we believe their ability to terminate our relationship is cost-prohibitive, they may determine that the cost of terminating their agreement is less than the cost of continuing to perform in accordance with its terms, and may therefore determine to terminate their agreement prior to its expiration. Ultimately, our failure to maintain these banking relationships and sponsorships may have a material adverse effect on our business and results of operations.

Merchant fraud with respect to bankcard and ACH transactions could cause us to incur significant losses.

We significantly rely on the processing revenue derived from bankcard and ACH transactions. If any merchants were to submit or process unauthorized or fraudulent bankcard or ACH transactions, depending on the dollar amount, *ECHO* could incur significant losses which could have a material adverse effect on our business and results of operations. *ECHO* assumes and compensates the sponsoring bank for bearing the risk of these types of transactions.

We have implemented systems and software for the electronic surveillance and monitoring of fraudulent bankcard and ACH use. As of September 30, 2005, we maintained a dedicated chargeback reserve of $776,000 at our primary bank specifically earmarked for such activity. Additionally, through our sponsoring bank, as of September 30, 2005, we had access to approximately $13.7 million in merchant deposits to cover any potential chargeback losses. Despite a long history of managing such risk, we cannot guarantee that these systems will prevent fraudulent transactions from being submitted and processed or that the funds set aside to address such activity will be adequate to cover all potential situations that might occur. We do not have insurance to protect us from these losses. There is no assurance that our chargeback reserve will be adequate to offset against any unauthorized or fraudulent processing losses that we may incur. Depending on the size of such losses, our results of operations could be immediately and materially adversely affected.

Excessive chargeback losses could significantly affect our results of operations and liquidity.

Our agreements with our sponsoring bank require us to assume and compensate the bank for bearing the risk of "chargeback" losses. Under the rules of Visa and MasterCard, when a merchant processor acquires card transactions, it has certain contingent liabilities for the transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In such a case, the disputed transaction is charged back to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If we are unable to collect this amount from the merchant's account, or if the merchant refuses or is unable to reimburse us for the chargeback due to merchant fraud, insolvency or other reasons, we will bear the loss for the amount of the refund paid to the cardholders.

A cardholder, through its issuing bank, generally has until the later of up to four months after the date a transaction is processed or the delivery of the product or service to present a chargeback to our sponsoring bank as the merchant processor. Therefore, management believes that the maximum potential exposure for the chargebacks would not exceed the total amount of transactions processed through Visa and MasterCard for the last four months and other unresolved chargebacks in the process of resolution. For the last four months through September 30, 2005, this potential exposure totaled approximately $443 million. At September 30, 2005, we, through our sponsoring banks, had approximately $106,000 of unresolved chargebacks that were in the process of resolution. At September 30, 2005, we, through our sponsoring banks, had access to $13.7 million belonging to our merchants. This money has been deposited at the sponsoring bank by the merchants to cover any potential chargeback losses.

For the fiscal years 2005 and 2004, we processed approximately $1,186 million and $1,053 million, respectively, of Visa and MasterCard transactions, which resulted in $7.1 million in gross chargeback activities for the fiscal year ended 2005 and $7.6 million for the fiscal year ended 2004. Substantially all of these chargebacks were recovered from the merchants.

Nevertheless, if we are unable to recover these chargeback amounts from merchants, having to pay the aggregate of any such amounts would significantly affect our results of operations and liquidity.

Failure to participate in the Visa POS Check Service program would cause us to significantly shift our operating and marketing strategy.

We have significantly increased our infrastructure, personnel and marketing strategy to focus on the potential growth of our check services through the Visa POS Check Service program. We currently provide critical back-end infrastructure for the service, including our NCN database for verification and our access to the Federal Reserve System's Automated Clearing House for funds settlement and for checks written on bank accounts with banks not participating in the program.

Because we believe the market will continue to gain acceptance of the Visa POS Check Service program, we have expended significant resources to market our check conversion services and verification services to our merchant base, to solidify our strategic relationships with the various financial institutions that have chosen us as their Acquirer Processor and Third-Party processor under the program, and to sell our other check products such as electronic check re-presentments and check guarantee to the Visa member banks. We have also increased our personnel to handle the increased volume of transactions arising directly from our participation in the program.

Our failure to adequately market our services through this relationship could materially affect our marketing strategy going forward. Additionally, if we fail to adequately grow our infrastructure to address increases in the volume of transactions, cease providing services as a Third-Party processor or Acquirer Processor or are otherwise removed or terminated from the Visa Program, this would require us to dramatically shift our current operating strategy.

The inability of third-party software vendors to continue to support and provide maintenance services with respect to their products could significantly adversely affect our results of operations and financial condition.

We utilize various third-party software applications and depend on the providers of such software applications to provide support and maintenance services to us. In the event that a third-party software vendor fails to continue to support and maintain its software application, or fails to do so in a timely manner, this could significantly affect our results of operations and financial condition.

Our inability to ultimately implement, or a determination to cease the implementation of various of our software technology initiatives will significantly adversely affect our results of operations and financial condition.

We have spent significant time and monetary resources implementing several software technologies, which resulted in significant cost being capitalized by us as non-current software assets. The implementation of these technologies will provide us with substantial operational advantages that would allow us to attract and retain larger merchants, as well as the small and mid-market merchants that have been our target market. Management believes that the implementation of these software technologies, and the technologies themselves, continues to be in the best interests of, and the most viable alternative for, the Company. However, the inability to ultimately implement, or a determination to cease the implementation of these software technologies would cause these assets to become impaired, and the corresponding impairment would significantly adversely affect our results of operations and financial condition.

The business in which we compete is highly competitive and there is no assurance that our current products and services will stay competitive or that we will be able to introduce new products and services to compete successfully.

We are in the business of processing payment transactions and designing and implementing integrated systems for our customers so that they can better use our services. This business is highly competitive and is characterized by rapid technological change, rapid rates of product obsolescence, and rapid rates of new product introduction. Our market share is relatively small as compared to most of our competitors and most of these competitors have substantially more financial and marketing resources to run their businesses. While we believe our small size provides us the ability to move quickly in some areas, our competitors' greater resources enable them to investigate and embrace new and emerging technologies, to quickly respond to changes in customers needs, and to devote more resources to product and services development and marketing. We may face increased competition in the future and there is no assurance that current or new competition will allow us to keep our customers. If we lose customers, our business operations may be materially adversely affected, which could cause us to cease our business or curtail our business to a point where we are no longer able to generate sufficient revenue to fund operations. There is no assurance that our current products and services will stay competitive with those of our competitors or that we will be able to introduce new products and services to compete successfully in the future.

If we are unable to process significantly increased volume activity, this could affect our operations and we could lose our competitive position.

We have built transaction processing systems for check verification, check conversion, ACH processing, and bankcard processing activities. While current estimates regarding increased volume are within the capabilities of each system, it is possible that a significant increase in volume in one of the markets would exceed a specific system's capabilities. To minimize this risk, *ECHO* has redesigned and upgraded its check related processing systems and has purchased a high end system to process bankcard activity. This system is not yet operational, and even when it becomes operational, no assurance can be given that it would be able to handle a significant increase in volume or that the operational enhancements and improvements will be completed in time to avoid such a situation. In the event we are unable to process increases in volume, this could significantly adversely affect our banking relationships, our merchant customers and our overall competitive position, and could potentially result in violations of service level agreements which would require us to pay penalty fees to the other parties to those agreements. Losses of such relationships, or the requirement to pay penalties, may severely impact our results of operations and financial condition.

We incur financial risk from our check guarantee service.

The check guarantee business is essentially a risk management business. Any limitation of a risk management system could result in financial obligations being incurred by *ECHO* relative to our check guarantee activity. While *ECHO* has provided check guarantee services for several years, there can be no assurance that our current risk management systems are adequate to assure against any financial loss relating to check guarantee. *ECHO* is enhancing its current risk management systems and it is being conservative with reference to the type of merchants to which it offers guarantee services in order to minimize this risk but no assurance can be given that such measures will be adequate. During the year ended September 30, 2005, we incurred $258,000 in losses from uncollected guaranteed checks.

Security breaches could impact our continued operations.

We process confidential financial information and maintain several levels of security to protect this data. Security includes hand and card-based identification systems at our data center locations that restrict access to the specific facilities, various employee monitoring and access restriction policies, and various firewall and network management methodologies that restrict unauthorized access through the Internet. While these systems have worked effectively in the past, there can be no assurance that they will continue to operate without a security breach in the future. Depending upon the nature of the breach, the consequences of security breaches could be significant and dramatic to *ECHO's* continued operations.

The industry in which we operate involves rapidly changing technology and our failure to improve our products and services or to offer new products and services could cause us to lose customers.

Our business industry involves rapidly changing technology. Recently, we have observed rapid changes in technology as evidenced by the Internet and Internet-related services and applications, new and better software, and faster computers and modems. As technology changes, *ECHO's* customers desire and expect better products and services. Our success depends on our ability to improve our existing products and services and to develop and market new products and services. The costs and expenses associated with such an effort could be significant to us. There is no assurance that we will be able to find the funds necessary to keep up with new technology or that if such funds are available that we can successfully improve our existing products and services or successfully develop new products and services. Our failure to provide improved products and services to our customers or any delay in providing such products and services could cause us to lose customers to our competitors. Loss of customers could have a material adverse effect on *ECHO.*

Our inability to protect or defend our trade secrets and other intellectual property could hurt our business.

We have expended a considerable amount of time and money to develop information systems for our merchants. We regard these information systems as trade secrets that are extremely important to our payment processing operations. We rely on trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect this intellectual property and have not otherwise taken steps to obtain additional intellectual property protection or other protection on these information systems. We cannot be certain that we have taken adequate steps to protect our intellectual property. In addition, our third-party confidentiality agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known, we may lose our competitive position, including the loss of our merchant and bank customers. Such a loss could severely impact our results of operations and financial condition.

Additionally, while we believe that the technology underlying our information systems does not infringe upon the rights of any third parties, there is no assurance that third parties will not bring infringement claims against us. We also have the right to use the technology of others through various license agreements. If a third party claimed our activities and/or these licenses were infringing their technology, while we may have some protection from our third-party licensors, we could face additional infringement claims or otherwise be obligated to stop utilizing intellectual property critical to our technology infrastructure. If we are not able to implement other technology to substitute the intellectual property underlying a claim, our business operations could be severely effected. Additionally, infringement claims would require us to incur significant defense costs and expenses and, to the extent we are unsuccessful in defending these claims, could cause us to pay monetary damages to the person or entity making the claim. Continuously having to defend such claims or otherwise making monetary damages payments could materially adversely affect our results of operations.

If we do not continue to invest in research and development, we could lose our competitive position.

Because technology in the payment processing industry evolves rapidly, we need to continue to invest in research and development in both the bankcard processing business segment and the check-related products segment in order to remain competitive. Research and development expenses increased from $1,465,000 in fiscal 2004 to $1,609,000 in fiscal 2005. Most of our development project costs were capitalized once we entered into coding and testing phases. We continue to evaluate projects, which we believe will assist us in our efforts to stay competitive. Although we believe that our investment in these projects will ultimately increase earnings, there is no assurance as to when or if these new products will show profitability or if we will ever be able to recover the costs invested in these projects. Additionally, if we fail to commit adequate resources to grow our technology on pace with market growth, we could quickly lose our competitive position, including the loss of our merchant and bank customers.

Failure to obtain additional funds can impact our operations and future growth.

We use funds generated from operations, as well as funds obtained through credit facilities and equity financing, to finance our operations. In light of our recent financing efforts, and as a result of the cash flow generated from operations, we believe we have sufficient cash to support our business activities, including research, development and marketing costs. However, future growth may depend on our ability to continue to raise additional funds, either through operations, bank borrowings, or equity or debt financings. There is no assurance that we will be able to continue to raise the funds necessary to finance growth or continue to generate the funds necessary to finance operations, and even if such funds are available, that the terms will be acceptable to us. The inability to generate the necessary funds from operations or from third parties in the future may require us to scale back our research, development and growth opportunities, which could harm our overall operations.

While we maintain insurance protection against claims related to our services, there is no assurance that such protection will be adequate to cover potential claims and our inability to otherwise pay such claims could harm our business.

We maintain errors and omissions insurance for the services we provide. While we believe the limit on our errors and omissions insurance policy is adequate and consistent with industry practice, if claims are brought by our customers or other third parties, we could be required to pay the required claim or make significant expenditures to defend against such claims in amounts that exceed our current insurance coverage. There is no assurance that we will have the money to pay potential plaintiffs for such claims if they arise beyond the amounts insured by us. Making these payments could have a material adverse effect on our business.

Involvement in litigation could harm our business.

We are involved in various lawsuits arising in the ordinary course of business. Although we believe that the claims asserted in such lawsuits are without merit, the cost to us for the fees and expenses to defend such lawsuits could have a material adverse effect on our financial condition, results of operations or cash flow. In addition, there can be no assurance that we will not at some time in the future experience significant liability in connection with such claims. As of September 30, 2005, we have spent approximately $1,420,000 in legal fees and expenses defending these claims.

Our inability to recover from natural disasters could harm our business.

We currently maintain two data centers: one in Camarillo, California, and one in Albuquerque, New Mexico. Should a natural disaster occur in any of the locations, it is possible that *ECHO* would not be able to fully recover full functionality at one of its data centers. To minimize this risk, *ECHO* centralized its data processing functionality in Camarillo during fiscal 2005 and will make Albuquerque a fully redundant site. Prior to that time, it is possible a natural disaster could limit or completely disable a specific service offered by *ECHO* until such time that the specific location could resume its functionality. Our inability to provide such service could have a material adverse effect on our business and results of operations.

Increases in the costs of technical compliance could harm our business.

The services which *ECHO* offers require significant technical compliance. This includes compliance to both Visa and MasterCard regulations and association rules, NACHA guidelines and regulations with regard to the Federal Reserve System's Automated Clearing House and check related issues, and various banking requirements and regulations. *ECHO* has personnel dedicated to monitoring our compliance to the specific industries we serve and when possible, *ECHO* is moving the technical compliance responsibility to other parties, as is the case with the recent purchase of the Oasis Technologies bankcard processing system wherein the vendor, Oasis Technologies, assumes much of the compliance obligations regularly updated by Visa and MasterCard. As the compliance issues become more defined in each industry, the costs associated with that compliance may present a risk to *ECHO*. These costs could be in the form of additional hardware, software or technical expertise that *ECHO* must acquire and/or maintain. While *ECHO* currently has these costs under control, we have no control over those entities that set the compliance requirements so no assurance can be given that *ECHO* will always be able to underwrite the costs of compliance in each industry wherein we compete.

Risks Associated With Our Common Stock

If we need to sell or issue additional shares of common stock or assume additional debt to finance future growth, our stockholders' ownership could be diluted or our earnings could be adversely impacted.

Our business strategy may include expansion through internal growth, by acquiring complementary businesses or by establishing strategic relationships with targeted customers and suppliers. In order to do so, or to fund our other activities, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations. As of the date of this report, management has no plan to raise additional capital through the sale of securities and believes that our cash flow from operations together with cash on hand and our established line of credit with Bank of the West will be sufficient to meet our working capital and other commitments.

We have adopted a number of anti-takeover measures that may depress the price of our common stock.

Our rights agreement, our ability to issue additional shares of preferred stock and some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of us. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price.

Our stock price has been volatile.

Our common stock is quoted on the NASDAQ Capital Market, and there can be substantial volatility in the market price of our common stock. Over the course of the quarter ended September 30, 2005, the market price of our common stock has been as high as $9.36, and as low as $8.00. Additionally, over the course of the year ended September 30, 2005, the market price of our common stock has been as high as $10.35 and as low as $7.10. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, loss of one or more customers, additions or departures of key personnel, future sales of common stock and stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of our common stock.

We have not paid and do not currently plan to pay dividends, and you must look to price appreciation alone for any return on your investment.

Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

ITEM 8. Financial Statements and Supplementary Data

The Financial Statements and Supplementary Data are listed under "Item 15. Exhibits, Financial Statement Schedules".

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

ITEM 9A. Controls and Procedures

As of September 30, 2005, the end of the period covered by this report, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective in causing material information to be recorded, processed, summarized and reported by our management on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with our Securities and Exchange

Commission disclosure obligations. During the quarter ended September 30, 2005, there was no change in our internal control over financial reporting that materially affects, or that is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

The officers and directors of *ECHO* are:

Name	Position	Date first became Officer or Director
Joel M. Barry	Chairman of the Board, Chief Executive Officer	1986
Charles J. Harris	Director, President, COO	2005
Alice L. Cheung	Chief Financial Officer, Treasurer	1996
Sharat Shankar	Senior Vice President	2003
Patricia M. Williams	Senior Vice President	1997
Jack Wilson	Senior Vice President	1994
Kris Winckler	Senior Vice President	1999
Steve Hoofring	Senior Vice President	2003
Rick Slater	Vice President, CTO	1998
Arnold Feinberg	Vice President	2000
Jesse Fong	Vice President	1994
David Griffin	Vice President	1990
Robert Hare	Vice President	1999
Donna L. Rehman	Corporate Secretary	1990
Herbert L. Lucas, Jr.	Director	1991
Aristides W. Georgantas	Director	1999
Carl R. Terzian	Director	2002
Richard D. Field	Director	2004
H. Eugene Lockhart	Director	2005

JOEL M. BARRY, age 55, has been a Director of *ECHO* since July 1986, and Chairman of the Board since December 1986. Mr. Barry served as Chief Financial Officer from May 1987 to June 1990, and Executive Vice President from October 1987 to June 1990, when he was designated Chief Executive Officer of *ECHO*. Mr. Barry is also a Director and Chief Executive Officer of the MerchantAmerica and *XPRESSCHEX*, Inc. wholly owned subsidiaries. From August 1983 to June 1991, Mr. Barry was a lecturer and investment counselor for Basics Financial Planning and Investments, a firm he founded in 1983. From 1981 to 1983, Mr. Barry owned and operated Dynamic Seminars, a marketing company for Financial Dynamics, a financial planning firm located in Covina, California. From 1975 to 1981, Mr. Barry was manager of Quality Assurance and In-House Customer Service at Science Dynamics Corporation, a medical data processing firm. From 1972 to 1974, Mr. Barry owned and operated a gospel music recording business located in Anaheim, California.

CHARLES J. HARRIS, age 43, joined *ECHO* in September 2005 as President, Chief Operating Officer and a Director to serve on the Board of Directors of *ECHO*. Prior to joining the Company, Mr. Harris served in executive, operational and sales leadership positions at prominent organizations including Paymentech and Electronic Data Systems. His last position was as President of Merchant Link, a wholly-owned subsidiary of Paymentech, which supplies electronic payment technologies and outsourced services to the point-of-sale market.

ALICE L. CHEUNG, age 48, has served as Treasurer and Chief Financial Officer since July 1996. Ms. Cheung became a Certified Public Accountant in May 1982. From February 1988 to January 1996, Ms. Cheung was the Treasurer and Chief Financial Officer of American Mobile Systems (AMS). AMS merged with Nextel Communications, Inc. in 1995. Ms. Cheung is an active member of the American Institute of Certified Public Accountants and Financial Executive Institute.

SHARAT SHANKAR, age 35, joined *ECHO* in June 2003 as Vice President Risk Management and Business Intelligence and in December 2003, he was promoted to Senior Vice President. In April 2005, Mr. Shankar was appointed to hold the position of General Manager Check Services. Prior to joining *ECHO*, Mr. Shankar worked at TeleCheck for approximately eight years where he held a variety of positions leading up to Vice President of Risk Management. Prior to TeleCheck, Mr. Shankar held positions at MetLife as well as Hong Kong and Shanghai Bank, Madras, India.

PATRICIA M. WILLIAMS, age 40, joined *ECHO* in September 1996, serving as Director of Program Management. Ms. Williams was appointed Vice President Corporate Program Management in October 1997 and Vice President Check Services in October 2001. In June of 2003, Ms. Williams was appointed to the position of Vice President Sales and Marketing and in December 2003, was promoted to Senior Vice President. In April 2005 Ms. Williams was appointed to hold the position of General Manager of Credit Card Services. Prior to joining *ECHO*, Ms. Williams was an Operations Manager for Bank of America Systems Engineering in San Francisco. Ms. Williams has also served as a Senior Program manager for the Los Angeles office of LANSystems, Inc., a nationwide systems integrator as well as a Senior Project Manager and Systems Engineer for Bank of America Systems Engineering in Los Angeles.

JACK WILSON, age 61, has served as Vice President of Merchant Services since June 1994 and was Director of Bankcard Relations for *ECHO* from October 1992 until May 1994. In December 2003, he was promoted to Senior Vice President Merchant Services and in April 2005, he was appointed to the position of Senior Vice President Credit Card Services. Mr. Wilson served as Vice President for Truckee River Bank from August 1989 until September 1992. Previously, he was Senior Vice President/Cashier of Sunrise Bancorp and a Vice President of First Interstate Bank.

KRIS WINCKLER, age 40, joined *ECHO* in April, 1999, as Vice President of *ECHO*'s *XPRESSCHEX* subsidiary. In December 2003, he was promoted to Senior Vice President Product and Strategic Planning and in April 2005, he was appointed to the position of Senior Vice President Check Services. Prior to joining *ECHO*, Mr. Winckler was a consultant at Andersen Consulting and the President of Magic Software, a company specializing in check verification, conversion, and ACH software. Mr. Winckler has been active in the check and collection industry for over ten years and has been a member of the Electronic Check Council of NACHA since 1998. Mr. Winckler is an Accredited ACH Professional (AAP) and Certified Treasury Professional (CTP).

STEVE HOOFRING, age 45, joined *ECHO* in October 2001 as Implementation Manager for the Check Services group and was appointed Vice President Visa POS Check and Client Services in October 2003 and Senior Vice President Operations in August 2005. Mr. Hoofring was President of Running Dog Software, Inc., which developed

'Enterprise' software for small to medium size businesses. Prior to this, Mr. Hoofring held several management positions with Emerson Power Transmission, a subsidiary of Emerson Electric, Inc.

RICK SLATER, age 45, joined *ECHO* in May 1995 as Vice President of Computer Based Controls, Inc. ("CBC"). Mr. Slater was appointed President of CBC in December 1995, Vice President of *ECHO* in November 1998 and Chief Technology Officer in October 1999. Prior to joining *ECHO*, Mr. Slater was President of Slater Research, which provided contract engineering services to various institutions. During this time, Mr. Slater directly participated in the U.S. Coast Guard COMSTA upgrade project including site surveys, systems design and system upgrade integration in a number of sites within the U.S. Prior to this position, Mr. Slater served as a group leader at Aiken Advanced Systems.

ARNOLD FEINBERG, age 56, joined *ECHO* in January 2000 as Vice President of Sales. Prior to joining *ECHO*, Mr. Feinberg was an independent sales consultant for Rocky Mountain Retail Systems, a company that provided check authorization software and transaction processing services and was acquired by *ECHO* in 2000. From 1986 to 1993, Mr. Feinberg was employed by Lawrence Data Service, Inc. where he developed the franchise division for regional check verification and collection under National Check Association.

JESSE FONG, age 54, has served as Vice President of Information Systems since September 1994. Mr. Fong joined *ECHO* in 1984 and has served as programmer, Data Processing manager and MIS director. Mr. Fong worked as Marketing manager, Sales manager and Trainer with the Xerox Corporation in Taiwan from 1974 to 1978. After that, he joined Abbott Laboratory as Country manager for two years. After immigrating to the United States in 1980, he worked as International Marketing manager in a trading firm for four years.

DAVID GRIFFIN, age 57, has served as Vice President of Major Accounts since June 2003. Previous to this capacity, he was Vice President of Check Guarantee from October 2001 to June 2003, Vice President of Check Services for *ECHO* from June 1990 to October 2001 and Vice President of Operations from January 1986 until September 1989, at which time he became a consultant to *ECHO*. Mr. Griffin has served as Senior Vice President and General Manager for TeleCheck, Los Angeles and TeleCheck, San Diego, from May 1983 to August 1985. Prior to these appointments, he was Regional Manager of TeleCheck Services, a franchiser of check guarantee services, a division of Tymshare Corporation, which was subsequently acquired by McDonnell Douglas Corporation.

ROBERT HARE, age 40, joined *ECHO* in April 1999 through the acquisition of Magic Software Development, a company he co-founded in 1991 to provide check verification, conversion and ACH software. Prior to founding Magic Software Development, Mr. Hare was a software developer with Titan Business Systems and a systems analyst with the University of New Mexico.

DONNA L. REHMAN, age 56, joined *ECHO* in 1988 and has served as Corporate Secretary since 1990. For three years prior thereto, she was self-employed in Woodland Hills, California in educational books and toys. She was employed as an administrative assistant in Chicago for 4 years and Los Angeles for 5 years.

HERBERT L. LUCAS, JR., age 79, has been a Director since 1991. He served as President from 1972 to 1981 of Carnation International in Los Angeles and as a member of the Board of Directors of the Carnation Company. Since 1982, Mr. Lucas has managed his family investment business. He has served on the Board of Directors of various financial and business institutions including Wellington Trust Company, Arctic Alaska Fisheries, Inc., Scolr Pharma, Inc. and Sunworld International Airways, Inc. Mr. Lucas has served as a Trustee of The J. Paul Getty Trust, the Los Angeles County Museum of Art, The Morgan Library, National Association of Independent Schools and Winrock International. He was formerly a member of the Board of Trustees of Princeton University.

ARISTIDES W. GEORGANTAS, age 61, has served as a Director since February 1999. Mr. Georgantas, prior to his retirement, was Executive Vice President and Chief Operating Officer at Chase Manhattan Bank's Global Asset Management/Private Banking Division. He serves as a director of Horizon Blue Cross Blue Shield of New Jersey, the Glenmede Corporation, the Glenmede Trust Company, the Foundation for Public Broadcasting in New Jersey, Mathematica Policy Research, Inc. and the Rita Allen Foundation.

CARL R. TERZIAN, age 70, has served as a Director since December, 2002. Following his education, Mr. Terzian served as an international good will ambassador for President Eisenhower and Secretary of State John Foster Dulles; director of public and church relations for the Lutheran Hospital Society of Southern California; civic affairs consultant to the California savings and loan industry; and dean and professor of government and speech at Woodbury University. In 1965, Mr. Terzian joined Charles Luckman Associates, an architectural firm, to handle its public relations throughout the United States and worldwide and began his own public relations firm, Carl Terzian Associates, in 1969. Mr. Terzian currently serves as a director on the board of Transamerica Investors, Inc., National Mercantile Bancorp and Mercantile National Bank along with various non-profit boards, commissions, advisory groups, and task forces.

RICHARD D. FIELD, age 65, became a Director of *ECHO* in July 2004. Mr. Field has worked in the financial services industry for over 35 years as an executive of the Bank of New York, Chase, and Citigroup, and a director of Mastercard International and Chairman of its U.S. Board. Since retiring from full time employment in 1997, he has continued his career in the specialty financial areas as a co-founder and director of LendingTree, Inc. as well as serving on the boards of Providian Financial Corporation and HPSC, Inc.

H. EUGENE LOCKHART, age 56, was appointed as a member of *ECHO*'s Board of Directors in May 2005. Mr. Lockhart is a Venture Partner with Oak Investment Partners responsible for the development and management of Oak's Financial Services Technology Portfolio. Mr. Lockhart was previously President and CEO of MasterCard International, President of the Global Retail Bank, Senior Vice Chairman of BankAmerica Corporation, and President of Consumer Services at AT&T. Mr. Lockhart currently sits on various public boards such as RJR/Nabisco Holdings, RadioShack Corporation, Dun & Bradstreet, Inc., IMS Health, Inc. and Asset Acceptance Capital Corporation.

All directors are to be elected to three year terms by the stockholders and serve until their respective terms have expired. The Annual Meeting of Stockholders was held on February 7, 2005, and the election of directors was held at that time. All officers serve at the pleasure of our Board of Directors.

Code of Ethical Conduct

Our Board of Directors has adopted a Code of Ethical Conduct (the "Code of Conduct"). We require all employees, directors and officers, including our Chief Executive Officer and Chief Financial Officer, to adhere to the Code of Conduct in addressing legal and ethical issues encountered in conducting their work. The Code of Conduct requires that these individuals avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. The Code of Conduct contains additional provisions that apply specifically to our Chief Financial Officer and other financial officers with respect to full and accurate reporting. The Code of Conduct is available on our website at www.echo-inc.com.

Audit Committee Financial Expert

Our Board of Directors has determined that Aristides W. Georgantas, the Chairman of the Audit Committee of the Board of Directors, is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. Mr. Georgantas is "independent" for purposes of Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Identification of Audit Committee

Our Board of Directors has a separately standing Audit Committee. The Audit Committee currently consists of Richard D. Field, Aristides W. Georgantas, H. Eugene Lockhart, Herbert L. Lucas, Jr., and Carl R. Terzian. Messrs. Field, Georgantas, Lockhart, Lucas and Terzian are "independent directors" within the meaning of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and the NASDAQ Marketplace Rules. The Audit Committee's primary duties and responsibilities include appointment of the independent auditors, evaluation of the performance and independence of such auditors and review of the annual audited financial statements and the quarterly financial statements, as well as the adequacy of our internal controls.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and the holders of 10% or more of our Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our equity securities. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended September 30, 2005, all of our executive officers, directors and the holders of 10% or more of our Common Stock complied with all Section 16(a) filing requirements, except for Steven Smith, our former Chief Information Officer, who did not timely file a Form 3.

ITEM 11. Executive Compensation

The following table sets forth the total compensation paid and stock options offered by us during the fiscal years ended September 30, 2005, September 30, 2004 and September 30, 2003, to our Chief Executive Officer and to each of our five most highly compensated executive officers, other than the Chief Executive Officer (collectively with the Chief Executive Officer, the "Named Executive Officers"), whose compensation exceeded $100,000 during the fiscal year ended September 30, 2005.

Summary Compensation Table

			Annual Compensation		Long Term Compensation	
Name	Capacities in Which Served	Year	Salary	Bonus	Securities Underlying Options[2]	Other[3]
Joel M. Barry[1]	Chairman/Chief Executive Officer	2005	$261,875	$50,000	30,000	$ -0-
		2004	241,500	50,000	60,000	-0-
		2003	223,125	-0-	40,000	-0-
Sharat Shankar	Sr. Vice President	2005	$143,750	$56,000	21,000	$ 5,855
		2004	131,430	47,500	35,000	2,343
		2003	46,333	5,000	50,000	-0-
Arnold Feinberg	Vice President	2005	$143,870	$50,000	14,000	$ 5,465
		2004	120,200	50,000	20,000	4,616
		2003	99,333	50,000	10,000	3,014
Alice Cheung	Chief Financial Officer/Treasurer	2005	$147,500	$42,000	30,000	$ 5,390
		2004	138,000	40,000	35,000	4,940
		2003	125,500	15,000	15,000	4,175
Patricia M. Williams	Sr. Vice President	2005	$136,250	$31,000	21,000	$ -0-
		2004	123,000	35,000	35,000	-0-
		2003	111,190	15,000	15,000	-0-
Jack Wilson[1]	Sr. Vice President	2005	$136,250	$31,000	21,000	$ 5,141
		2004	123,000	35,000	35,000	4,412
		2003	111,190	15,000	15,000	2,998

[1] We provide Mr. Barry and Mr. Wilson with an automobile. There has been no compensation paid other than that indicated in the above table.

[2] Mr. Feinberg exercised 4,000 shares of his options at $1.30 per share, granted in fiscal 2003; Ms. Williams exercised 6,000 shares of her options at $1.30 per share, granted in fiscal 2003.

[3] Represents our match of contributions to our 401(k) Plan. We contribute 50% of the first 6% of each employee's contribution to the 401(k) Plan.

Fiscal 2005 Option Grants Table

The following table sets forth the stock options granted to our Chief Executive Officer and each of the other Named Executive Officers during the fiscal year ended September 30, 2005. Under applicable Securities and Exchange Commission regulations, companies are required to project an estimate of appreciation of the underlying shares of stock during the option term. We have chosen to project this estimate using the potential realizable value at assumed annual rates of stock price appreciation for the option term at assumed rates of appreciation of 5% and 10%. However, the ultimate value will depend upon the market value of our stock at a future date, which may or may not correspond to the following projections.

					Potential Realization Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Options Granted[1]	Percent of Total Granted to Employees in Fiscal Year	Exercise Price per share	Expiration Date	5%	10%
Joel M. Barry	30,000	11.54%	$7.60	11/15/14	$93,000	$216,000
Sharat Shankar	21,000	8.08%	$7.60	11/15/14	$65,000	$151,000
Arnold Feinberg	14,000	5.38%	$7.60	11/15/14	$43,000	$101,000
Alice Cheung	30,000	11.54%	$7.60	11/15/14	$93,000	$216,000
Patricia M. Williams	21,000	8.08%	$7.60	11/15/14	$65,000	$151,000
Jack Wilson	21,000	8.08%	$7.60	11/15/14	$65,000	$151,000

[1] All options vest in five equal annual installments beginning 12 months following the date of the grant.

Aggregated Option/SAR Exercises and Fiscal-Year Option/SAR Value Table

The following table sets forth information concerning the exercise of stock options during the fiscal year ended September 30, 2005 by each of our Named Executive Officers and the number and value of unexercised options held by each of our Named Executive Officers as of the fiscal year ended September 30, 2005.

Name	Shares acquired on exercise	Value realized	Number of unexercised options/SARS at FY-end	Value of unexercised in-the-money Options/SARS at FY-end[1]
Joel M. Barry	15,000	$ -0-	265,000	$1,221,225
Sharat Shankar	-0-	$ -0-	106,000	$ 418,650
Arnold Feinberg	4,000	$28,340	69,000	$ 147,200
Alice Cheung	8,500	$36,357	106,500	$ 401,425
Patricia M. Williams	18,000	$79,536	92,000	$ 331,830
Jack Wilson	-0-	$ -0-	92,500	$ 353,725

[1] Based on the closing sales price of the Common Stock on September 30, 2005 of $9.25 per share, less the option exercise price.

Equity Compensation Plan Information

The following table sets forth information concerning our equity compensation plans as of September 30, 2005.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	1,116,125	$5.51	285,600

[1] Plan represents the Officers and Key Employees Incentive Stock Option Plan, which expired in May 2002, and our 2003 Incentive Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our Board of Directors is currently composed of Richard D. Field, Aristides W. Georgantas, H. Eugene Lockhart, Herbert L. Lucas, Jr., who serves as the Chairman of the Committee, and Carl R. Terzian. No interlocking relationship exists between our Board of Directors, Compensation Committee or executive officers and the board of directors, compensation committee or executive officers of any other company.

Director Compensation

In fiscal 2005, Messrs. Georgantas, Lucas and Field each received $55,000.00 and Mr. Terzian received $52,500.00. Mr. Lockhart, appointed on May 5, 2005, to fill a vacancy on the Board of Directors, received $8,333.34 in fiscal 2005. Each outside director received $48,250 in fiscal 2004 and $28,000 and 3,031 shares of Common Stock in fiscal 2003. Directors are compensated for all reasonable expenses and are not compensated for special meetings other than regular meetings.

Employment Agreements

None.

Bonus, Profit-Sharing and Other Remuneration Plans and Pension and Retirement Plans

In addition to salary, the Compensation Committee, from time to time, grants stock options and restricted stock grants to executive officers and key personnel pursuant to the 2003 Incentive Stock Option Plan. The Compensation Committee thus views equity-based compensation as an important component of its long-term, performance-based compensation philosophy. Since the value of stock options and grants of restricted stock bears a direct relationship to our stock price, the Compensation Committee believes that stock options and grants of restricted stock motivate executive officers and key personnel to manage us in a manner which will also benefit shareholders. As such, stock options and grants of restricted stock are granted at the current market price. One of the principal factors considered in granting stock options and grants of restricted stock to executive officers or key personnel is their ability to influence our long-term growth and profitability.

The Compensation Committee has also established a bonus program to reward extraordinary performance that exceeds pre-set goals established for executive officers and key personnel. We believe that such a bonus program provides the incentive to exceed such goals, thereby building shareholder value.

We have a contributory 401(K) Retirement Pension Plan, which covers all employees who are qualified under the plan provisions. In fiscal 2005, we also adopted a non-qualified deferred compensation plan that provides additional retirement investment alternatives for eligible employees and directors and is complementary to our contributory 401(K) Retirement Pension Plan.

Stock Option Plans

On May 13, 1992, our Board of Directors authorized adoption of an Officers and Key Employees Incentive Stock Option Plan (the "1992 Plan"), ratified by the shareholders at the Annual Meeting held July 10, 1992. The 1992 Plan provided for the issuance of up to 81,250 shares of our Common Stock to be subject to stock options, each to purchase one share of the Common Stock for $3.40 per share, subject to adjustment in the event of stock splits, combinations of shares, stock dividends or the like.

On November 18, 1996, our Board of Directors authorized an increase in the 1992 Plan to 843,750 shares to be subject to stock options, which action was ratified by the shareholders at the Annual Meeting held in February 1997.

On February 4, 1999, our Board of Directors authorized an increase in the 1992 Plan to 1,343,750 shares to be subject to stock options, which action was ratified by the shareholders at the Annual Meeting held in February 1999.

On May 13, 2002, the 1992 Plan expired. The 2003 Incentive Stock Option Plan, which provided for the issuance of up to 900,000 shares of Common Stock underlying stock options, was approved by our Board of Directors and by our shareholders at the Annual Meeting of Shareholders held on February 3, 2003.

On April 19, 2004, our Compensation Committee approved certain non-material changes to our 2003 Incentive Stock Option Plan.

On December 21, 2004, our Compensation Committee authorized an amendment and restatement of the 2003 Incentive Stock Option Plan to, among other matters, (i) increase the number of shares to be issued under the 2003 Incentive Stock Option Plan from 900,000 to 1,150,000 shares, and (ii) permit the grant of restricted stock under the plan.

With the exception of the foregoing, we have no stock option plans or other similar or related plans in which any of our officers or directors participate.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

As of December 12, 2005, there were 6,661,701 shares of our Common Stock outstanding. Based on our review of Schedules 13D and 13G filed with the Securities and Exchange Commission on the dates noted, the following persons have beneficial ownership or control over 5% or more of our outstanding Common Stock:

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Stock At 12/12/05
Melvin Laufer 136 Beach 140th Street Far Rockaway, NY 11694 Schedule 13D/A filed September 3, 2004	519,839	7.80%
William Blair and Company LLC 222 W. Adams Street Chicago, IL 60606 Schedule 13G/A filed June 30, 2005	771,507	11.58%

Discovery Equity Partners LP; Discovery Group I LLC; Daniel J. Donoghue; Michael R. Murphy 71 South Wacker Drive Chicago, IL 60606 Schedule 13G filed May 13, 2005	736,919	11.06%

The following table sets forth the number of shares of Common Stock owned beneficially by our (i) directors, (ii) the Named Executive Officers (as defined below), and (iii) the executive officers and directors as a group, as of December 12, 2005. Such figures are based upon information furnished by the persons named.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Stock[1] At 12/12/05
Joel M. Barry 730 Paseo Camarillo Camarillo, CA 93010	294,619[2]	4.32%
Alice L. Cheung 730 Paseo Camarillo Camarillo, CA 93010	65,500[2]	0.98%
Arnold Feinberg 15638 54th Oskaloosa, KS 66066	39,800[2]	0.59%
Richard Field 49 Locust Avenue New Canaan, CT 06840	203,696[3]	3.06%
Aristides W. Georgantas 180 Springdale Road Princeton, NJ 08540	16,521	0.25%
Herbert L. Lucas, Jr. 12011 San Vicente Blvd. Los Angeles, CA 90049	57,880[4]	0.87%
Sharat Shankar 730 Paseo Camarillo Camarillo, CA 93010	38,200[2]	0.57%
Carl R. Terzian 12400 Wilshire Blvd. Los Angeles, CA 90025	3,031	0.05%
Patricia M. Williams 730 Paseo Camarillo Camarillo, CA 93010	51,875[2]	0.77%
Jack Wilson 730 Paseo Camarillo Camarillo, CA 93010	52,275[2][5]	0.78%
All officers and directors as a group (19 persons)	1,116,011[6]	15.62%

[1] Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at December 12, 2005.

[2] Includes stock options according to the terms of the Officers and Key Employees Incentive Stock Option Plan and the 2003 Incentive Stock Option Plan, which for the following number of shares and for the following individuals could be acquired within 60 days through the exercise of stock options: Joel M. Barry, 164,000 shares; Alice Cheung, 53,500 shares; Arnold Feinberg, 39,800 shares; Sharat Shankar, 38,200 shares; Patricia Williams, 46,200 shares; and Jack Wilson 46,700 shares.

[3] Includes 103,400 shares which are in an IRA account in Mr. Field's name.

[4] Includes 17,972 shares indirectly owned by Mr. Lucas through a trust for his wife.

[5] Includes 530 shares indirectly owned by Mr. Wilson through his wife.

[6] Includes shares and stock options according to the terms of the Officers and Key Employees Incentive Stock Option Plan and the 2003 Incentive Stock Option Plan, which for the following number of shares and for the following individuals could be acquired within 60 days through the exercise of stock options: Jesse Fong, 15,154 shares; David Griffin, 20,786 shares; Robert Hare, 54,991 shares; Charles Harris; 50,000 shares; Steven Hoofring, 25,500 shares; Donna Rehman, 4,900 shares; Rick Slater, 36,400 shares; and Kris Winckler, 83,532 shares.

Changes in Control

We do not have any arrangements which may at a subsequent date result in a change in control.

ITEM 13. Certain Relationships and Related Transactions

There were no related-party transactions since the beginning of fiscal 2005.

ITEM 14. Principal Accounting Fees and Services

Audit Fees

PricewaterhouseCoopers, LLP, our independent accountants ("PricewaterhouseCoopers") billed us an aggregate of approximately $190,000 and $135,000 in fees for professional services rendered for the audit of our annual financial statements for the fiscal years ended September 30, 2005 and September 30, 2004, respectively, and the reviews of the financial statements included in our Form 10-Q's for fiscal 2005 and 2004.

Audit-Related Fees

PricewaterhouseCoopers billed us an aggregate of approximately $5,000 and $50,000 in fees for assurance and related services related to the audit of our annual financial statements for the fiscal years ended September 30, 2005 and September 30, 2004, respectively.

Our Audit Committee is directly responsible for interviewing and retaining our independent accountant, considering the accounting firm's independence and effectiveness, and pre-approving the engagement fees and other compensation to be paid to, and the services to be conducted by, the independent accountant. The Audit Committee does not delegate these responsibilities. During each of the fiscal years ended September 30, 2005 and 2004, respectively, our Audit Committee pre-approved 100% of the services described above.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

Exhibits:

Exhibit Number	Description of Document
2.1	Copy of Merger Agreement and Plan of Reorganization between Electronic Clearing House, Inc., *ECHO* Acquisition Corporation, and Magic Software Development, Inc., dated April 20, 1999.[4]
2.2	Copy of Merger Agreement and Plan of Reorganization between Electronic Clearing House, Inc., *ECHO* Acquisition Corporation, and Rocky Mountain Retail Systems, Inc., dated January 4, 2000.[5]
3.1	Articles of Incorporation of Bio Recovery Technology, Inc., filed with the Nevada Secretary of State on December 11, 1981.[1]
3.1.1	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on June 21, 1990.
3.1.2	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on September 27, 1991.
3.1.3	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on August 5, 1993.
3.1.4	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on April 7, 1995.
3.1.5	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on April 7, 1997.
3.1.6	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on March 13, 1998.

3.1.7	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on June 21, 1999.
3.1.8	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on September 6, 2001.
3.2	By-Laws of Bio Recovery Technology, Inc.[1]
3.2.1	Amendment to the By-Laws of Electronic Clearing House, Inc., dated April 25, 2005.
3.2.2	Amendment to the By-Laws of Electronic Clearing House, Inc., dated September 9, 2005.
4.1	Amended and Restated Rights Agreement between Electronic Clearing House, Inc. and OTR, Inc., dated January 29, 2003.[11]
4.1.1	Amendment Number One to Amended and Restated Rights Agreement dated September 27, 2004.[12]
4.2	Specimen Common Stock Certificate. [2]
4.3	Amended and Restated 2003 Incentive Stock Option Plan.[13]
4.4	Amended and Restated Officers and Key Employees Incentive Stock Option Plan.[14]
10.35	Copy of Merchant Marketing and Processing Services Agreement between Electronic Clearing House, Inc. and First Regional Bank, dated June 24, 1997. [3]
10.42	Copy of Addendum to Agreement between Electronic Clearing House, Inc. and U-Haul International, dated January 1, 2000.[5]
10.46	Copy of Amended and Restated Merchant Marketing and Processing Services Agreement between Electronic Clearing House, Inc. and First Regional Bank, dated August 1, 2000.[5]
10.47	Copy of Addendum to Amended and Restated Merchant Marketing and Processing Services Agreement between Electronic Clearing House, Inc. and First Regional Bank, dated August 1, 2000.[5]
10.48	Copy of POS Check Third-Party Services Agreement between Visa U.S.A., Inc. and Electronic Clearing House, Inc., dated December 12, 2000.[6]
10.49	Copy of Asset Purchase Agreement between National Check Network, Inc. and Electronic Clearing House, Inc., dated April 19, 2001. [6]
10.50	Copy of Addendum to Agreement between U-Haul International and Electronic Clearing House, Inc., dated October 1, 2001. [6]
10.51	Copy of First Amendment to the POS Check Third-Party Servicer Agreement between Visa U.S.A., Inc. and Electronic Clearing House, Inc. dated December 12, 2000. [7]
10.52	Copy of Second Amendment to the POS Check Third-Party Servicer Agreement between Visa U.S.A., and Electronic Clearing House, Inc. dated December 12, 2000. [7]
10.53	Copy of Third Amendment to the POS Check Third-Party Servicer Agreement between Visa U.S.A., and Electronic Clearing House, Inc. dated December 12, 2000. [7]
10.54	Form of Securities Purchase Agreement by and among the Registrant and the Purchasers identified therein. [8]
10.55	Form of Registration Rights Agreement by and among the Registrant and the Purchasers identified therein. [8]
10.56	Office Lease dated May 21, 2003, by and between the Registrant and the 1989 Sheehan Family Trust dated October 24, 1989, with respect to principal executive offices located at 730 Paseo Camarillo, Camarillo, California 93010.[9]
10.57	First Amendment to Lease dated July 10, 2003, by and between the Registrant and the 1989 Sheehan Family Trust dated October 24, 1989, with respect to principal executive offices located at 730 Paseo Camarillo, Camarillo, California 93010.
10.58	Addendum to Office Lease dated July 7, 2004, by and between the Registrant and the 1989 Sheehan Family Trust dated October 24, 1989, with respect to principal executive offices located at 730 Paseo Camarillo, Camarillo, California 93010. [10]
11.1	Statement re computation of per share earnings, incorporated herein by reference to Note 10 of the Notes to Consolidated Financial Statements.
21.0	Subsidiaries of Registrant as of September 30, 2005.
23.1	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney [15]
31.1	Certificate of Joel M. Barry, Chief Executive Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.
31.2	Certificate of Alice L. Cheung, Chief Financial Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.
32.1	Certificate of Joel M. Barry, Chief Executive Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

32.2 Certificate of Alice L. Cheung, Chief Financial Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

---

[1] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1988 and incorporated herein by reference.

[2] Filed as an Exhibit to Registrant's Form S-1, Amendment No. 3, effective November 13, 1990 and incorporated herein by reference.

[3] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 1997 and incorporated herein by reference.

[4] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 1999 and incorporated herein by reference.

[5] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2000 and incorporated herein by reference.

[6] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2001 and incorporated herein by reference.

[7] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference.

[8] Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 30, 2003 and incorporated herein by reference.

[9] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference.

[10] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2004 and incorporated herein by reference.

[11] Filed as an Exhibit to Registrant's Form 8-A dated February 10, 2003 and incorporated herein by reference.

[12] Filed as an Exhibit to Registrant's Form 8-K dated September 30, 2004 and incorporated herein by reference.

[13] Filed as an Exhibit to Registrant's Notice of Annual Meeting of Shareholders dated February 7, 2005 and incorporated herein by reference.

[14] Filed as an Exhibit to Registrant's Notice of Annual Meeting of Shareholders dated February 4, 1999 and incorporated herein by reference.

[15] Included on signature page.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC CLEARING HOUSE, INC.

By: /s/ Joel M. Barry
Joel M. Barry, Chief Executive Officer and Chairman

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Joel M. Barry and Alice L. Cheung, and each of them, as their true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joel M. Barry Joel M. Barry	Chairman of the Board and Chief Executive Officer	December 21, 2005
/s/ Charles J. Harris Charles J. Harris	Director, President and Chief Operating Officer	
/s/ Aristides W. Georgantas Aristides W. Georgantas	Director	
/s/ Herbert L. Lucas, Jr. Herbert L. Lucas, Jr.	Director	
/s/ Carl R. Terzian Carl R. Terzian	Director	
/s/ Richard D. Field Richard D. Field	Director	
/s/ H. Eugene Lockhart H. Eugene Lockhart	Director	
/s/ Alice L. Cheung Alice L. Cheung	Chief Financial Officer and Treasurer	
/s/ Marjan Hewson Marjan Hewson	Controller	

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Electronic Clearing House, Inc. and its subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, effective October 1, 2002, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" and changed its method of accounting for goodwill.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
December 7, 2005

ELECTRONIC CLEARING HOUSE, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2005	September 30, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,732,000	$ 7,576,000
Restricted cash	1,448,000	1,024,000
Settlement deposits	17,094,000	18,282,000
Settlement receivables less allowance of $25,000 and $22,000	981,000	451,000
Accounts receivable less allowance of $92,000 and $111,000	2,421,000	1,943,000
Prepaid expenses and other assets	385,000	368,000
Deferred tax asset	249,000	279,000
Total current assets	29,310,000	29,923,000
Noncurrent assets:		
Property and equipment, net	2,337,000	2,293,000
Software, net	8,876,000	6,844,000
Other assets, net	294,000	368,000
Total assets	$ 40,817,000	$ 39,428,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 426,000	$ 878,000
Accounts payable	305,000	305,000
Settlement payable	18,075,000	18,733,000
Accrued expenses	2,467,000	2,003,000
Total current liabilities	21,273,000	21,919,000
Noncurrent liabilities:		
Long-term debt	705,000	704,000
Deferred tax liability	1,067,000	565,000
Total liabilities	23,045,000	23,188,000
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value, 36,000,000 shares authorized; 6,620,531 and 6,451,331 shares issued; 6,582,262 and 6,413,062 shares outstanding	66,000	64,000
Additional paid-in capital	25,574,000	24,658,000
Accumulated deficit	(6,983,000)	(8,016,000)
Less treasury stock at cost, 38,269 and 38,269 common shares	(466,000)	(466,000)
Less unearned stock compensation	(419,000)	-0-
Total stockholders' equity	17,772,000	16,240,000
Total liabilities and stockholders' equity	$ 40,817,000	$ 39,428,000

See accompanying notes to consolidated financial statements.

ELECTRONIC CLEARING HOUSE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,		
	2005	2004	2003
REVENUES	$55,551,000	$48,320,000	$41,149,000
COSTS AND EXPENSES:			
Processing and transaction expense	35,867,000	30,370,000	27,173,000
Other operating costs	5,653,000	5,182,000	4,373,000
Research and development expense	1,609,000	1,465,000	1,464,000
Selling, general and administrative expenses	10,743,000	7,846,000	5,714,000
	53,872,000	44,863,000	38,724,000
Income from operations	1,679,000	3,457,000	2,425,000
Interest income	136,000	71,000	28,000
Interest expense	(113,000)	(175,000)	(200,000)
Gain on sale of building	-0-	1,319,000	-0-
Income before provision for income taxes and cumulative effect of an accounting change	1,702,000	4,672,000	2,253,000
Provision for income taxes	(669,000)	(1,823,000)	(925,000)
Income before cumulative effect of an accounting change	1,033,000	2,849,000	1,328,000
Cumulative effect of an accounting change to adopt SFAS 142	-0-	-0-	(4,707,000)
Net income (loss)	$1,033,000	$ 2,849,000	$ (3,379,000)
Basic net earnings (loss) per share			
Before cumulative effect of accounting change	$ 0.16	$ 0.45	$ 0.23
Cumulative effect of accounting change	-0-	-0-	(0.81)
Basic net earnings (loss) per share	$ 0.16	$ 0.45	$ (0.58)
Diluted net earnings (loss) per share			
Before cumulative effect of accounting change	$ 0.15	$ 0.41	$ 0.22
Cumulative effect of accounting change	-0-	-0-	(0.78)
Diluted net earnings (loss) per share	$ 0.15	$ 0.41	$ (0.56)

See accompanying notes to consolidated financial statements.

ELECTRONIC CLEARING HOUSE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Stock			Additional		Unearned		
	Treasury	Common	Common Stock	Paid-in Capital	Treasury Stock	Stock Compensation	Accumulated Deficit	Total
Balance at September 30, 2002	39,269	5,835,331	$58,000	$21,435,000	$(469,000)	$-0-	$(7,486,000)	$13,538,000
Exercise of stock options		75,750	1,000	157,000				158,000
Issuance of common stock to outside directors		9,093		21,000				21,000
Issuance of stock for equipment purchase	(1,000)				3,000			3,000
Expense related to stock option issuance				28,000				28,000
Net loss							(3,379,000)	(3,379,000)
Balance at September 30, 2003	38,269	5,920,174	59,000	21,641,000	(466,000)	-0-	(10,865,000)	10,369,000
Private Placement		437,957	4,000	2,689,000				2,693,000
Exercise of stock options		93,200	1,000	220,000				221,000
Expense related to stock option issuance				33,000				33,000
Tax benefit from exercise of stock option				75,000				75,000
Net income							2,849,000	2,849,000
Balance at September 30, 2004	38,269	6,451,331	64,000	24,658,000	(466,000)	-0-	(8,016,000)	16,240,000
Exercise of stock options		119,200	1,000	393,000				394,000
Issuance of restricted stock		50,000	1,000	424,000		(419,000)		6,000
Expense related to stock option issuance				8,000				8,000
Tax benefit from stock exercise				91,000				91,000
Net income							1,033,000	1,033,000
Balance at September 30, 2005	38,269	6,620,531	$ 66,000	$25,574,000	$(466,000)	$(419,000)	$(6,983,000)	$17,772,000

See accompanying notes to consolidated financial statements.

ELECTRONIC CLEARING HOUSE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$1,033,000	$ 2,849,000	$(3,379,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Gain) loss on sale of building	-0-	(1,319,000)	16,000
Cumulative effect of an accounting change	-0-	-0-	4,707,000
Depreciation	776,000	634,000	512,000
Amortization of software	1,865,000	1,350,000	1,081,000
Provisions for losses on accounts and notes receivable	43,000	92,000	67,000
Provision for obsolete inventory	10,000	46,000	110,000
Write-down of real estate	-0-	-0-	55,000
Fair value of stock issued in connection with director's compensation	-0-	-0-	21,000
Deferred income taxes	532,000	1,628,000	942,000
Stock option compensation	14,000	33,000	28,000
Tax benefit from exercise of stock option	91,000	75,000	-0-
Changes in assets and liabilities:			
Restricted cash	(424,000)	(47,000)	(71,000)
Settlement deposits	1,188,000	(15,549,000)	(2,133,000)
Accounts receivable	(518,000)	(95,000)	(389,000)
Settlement receivables	(533,000)	244,000	(569,000)
Accounts payable	-0-	(474,000)	578,000
Settlement payables	(658,000)	15,304,000	2,700,000
Accrued expenses	464,000	661,000	349,000
Prepaid expenses	5,000	(107,000)	(76,000)
Net cash provided by operating activities	3,888,000	5,325,000	4,549,000
Cash flows from investing activities:			
Other assets	4,000	141,000	(51,000)
Purchase of equipment	(781,000)	(744,000)	(664,000)
Purchased and capitalized software	(3,859,000)	(3,534,000)	(2,627,000)
Proceeds from sale of building	-0-	2,233,000	71,000
Net cash used in investing activities	(4,636,000)	(1,904,000)	(3,271,000)
Cash flows from financing activities:			
Proceeds from issuance of notes payable	400,000	811,000	292,000
Repayment of notes payable	(438,000)	(1,916,000)	(177,000)
Repayment of capitalized leases	(452,000)	(562,000)	(452,000)
Proceeds from private placement	-0-	2,693,000	-0-
Proceeds from exercise of stock options	394,000	221,000	158,000
Net cash (used in) provided by financing activities	(96,000)	1,247,000	(179,000)
Net (decrease) increase in cash	(844,000)	4,668,000	1,099,000
Cash and cash equivalents at beginning of period	7,576,000	2,908,000	1,809,000
Cash and cash equivalents at end of period	$6,732,000	$ 7,576,000	$ 2,908,000

See accompanying notes to consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Electronic Clearing House, Inc. (*ECHO* or the Company) is a Nevada corporation. The Company provides bankcard authorizations, electronic deposit services, check guarantee, check verification, check conversion, and check collection services.

The following comments describe the more significant accounting policies.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted balances only. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

Under the terms of the processing agreements with the Company's primary processing banks, the Company maintains several cash accounts as a reserve against chargeback losses. As processing fees are received by the processing banks, they are allocated per the processing agreement to the reserve accounts.

Chargeback Losses

Chargeback losses occur when a credit card holder presents a valid claim against one of the Company's merchants and the merchant has insufficient funds or is no longer in business resulting in the charge being absorbed by the Company. The Company records a receivable for those chargebacks for which the merchant is liable but has not made payment. The Company records a provision for estimated chargeback losses at the time bankcard transactions are processed. A reserve is estimated based upon a historically-determined percentage of gross credit card processing volume and actual losses experienced.

Settlement Deposits, Receivables and Payables

Settlement receivable/payable results from timing differences in the Company's settlement process with merchants. These timing differences are primarily due to the timing between the funds received in the Company's bank accounts and settlement payments made to the merchants. Cash held by the Company associated with this settlement process is classified as settlement deposits in the consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for additions and major improvements are capitalized. Repair and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are credited or charged to income. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful lives of the respective assets or terms of the related leases. The useful lives and lease terms for depreciable assets are as follows:

Note 1: (Continued)

Computer equipment and software	3-5 years
Furniture, fixtures and equipment	5 years
Building improvements	5-10 years

Other Assets

Other assets consist primarily of deposits and intangible assets such as patents and trademarks. Costs related to obtaining a patent and trademark are capitalized and amortized over the estimated life of the patent and trademark. Disclosures regarding intangible assets as required under SFAS No. 142 are included in Note 6.

Software Development Costs

Under the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes costs associated with software developed for internal use when both the preliminary project stage is completed and management has authorized further funding for the completion of the project. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with the software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Software developed or obtained for internal use is tested for impairment whenever events or changes in circumstance indicates that its carrying amount may not be recoverable. Capitalized software development costs are amortized using the straight-line method over the lesser of three years or estimated useful life.

Costs incurred to establish the technological feasibility of software and other computer software maintenance costs are recorded as research and development costs and are charged to expense when incurred.

Long-Lived Assets

When circumstances warrant, the Company reviews its long-lived assets for impairment using estimated undiscounted future cash flows associated with such assets. An impairment loss would be determined as the difference between the fair values and the carrying amounts of the assets. Management believes no such impairment has occurred as of September 30, 2005.

Revenue Recognition

The Company earns revenue from services which include the following: debit and credit card processing, check guarantee, check verification, check conversion, check re-presentment, check collection and inventory tracking. All of these services are performed pursuant to a contract with customers which states the terms and fixed price for all contracted services. The price of a service may be a fixed fee for each transaction and/or a percentage of the transaction processed, depending on the service. At the time the guarantee revenue is recognized, the Company provides a reserve for estimated guarantee losses based upon its historical loss experience. The Company generally collects its fee at the time it processes the transaction and accordingly, collectibility is assured. Based on the Company's underwriting criteria and ongoing credit monitoring of customers, collectibility on service transactions is reasonably assured.

Revenue from debit and credit card (collectively called "bankcards") and transaction processing revenue is based on a percentage of the transaction value, commonly referred to as a discount fee on a credit and debit card transaction processed by the Company. In addition, there is a per transaction fee associated with each bankcard transaction which is charged to the merchant. The Company recognizes the processing and transaction revenue when the services are performed.

NOTE 1: (Continued)

Revenue from check guarantee is derived from a percentage of the gross amount of the check and guarantees payment of the check to the merchant in the event the check is not honored by the check writer's bank. Merchants typically present customer checks for processing on a regular basis and, therefore, dishonored checks are generally identified within a few days of the date the checks are guaranteed by the Company. The Company recognizes revenue when the checks are processed at the point of sale. In the event a check is dishonored, the Company has the right to collect the full amount of the check from the check writer. The Company establishes a receivable from the delinquent check writer for the full amount of the guaranteed check. The Company establishes a reserve against these receivables based on historical loss experience. The check guarantee service also earns revenue based on fees collected from delinquent check writers, which collection fee is recognized when collected, as collectibility is not reasonably assured until that point.

Revenue from check verification is derived from fees collected from the merchants when a check is verified against the Company's positive and negative check database. This revenue is recognized when the transaction is processed, since the Company has no further performance obligations.

Revenue from check conversion is derived from fees collected from merchants to convert the paper check received by merchants into an ACH transaction, which allows the Company to settle the transaction electronically for the merchant. The Company recognizes the revenue related to check conversion fees when the services are performed.

Revenue from check re-presentment is derived from fees charged to check writers. Check re-presentment is a service that allows merchants to collect a paper check through the Automated Clearing House ("ACH") network after a check has previously been presented to the bank for collection unsuccessfully at least once. The fees earned from check writer are recognized when collected, as collectibility is not reasonably assured until that point.

Revenue from check collection is derived from collection activities performed on behalf of a merchant on uncollected checks. The merchant usually keeps the face amount of the uncollected checks if the collection effort is successful. The Company's revenue is derived from the collection fee collected from the check writer. If the Company refers the collection item to another collection agency, the Company will receive a fee from the collection agency upon its successful efforts. Collection fee revenue is recognized when collected, as collectibility is not reasonably assured until that point.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). FAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Earnings (Loss) Per Share

Earnings (loss) per share are based on the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. The shares issuable upon conversion of preferred stock and exercise of options and warrants are included in the weighted average for the calculation of diluted net income per share except where it would be anti-dilutive.

Stock-Based Compensation

The Company has elected to account for its stock-based compensation plans in accordance with APB Opinion No. 25 and to adopt only the disclosure requirements of FAS 123, as amended by SFAS No. 148.

The Company measures compensation expense for its employee stock-based compensation under APB 25. The Company provides pro-forma disclosures of net income and earnings per share as if a fair value method had been applied using the Black Scholes option pricing model. Compensation expense is recognized in association with the

NOTE 1: (Continued)

issuance of stock options for the difference, if any, between the trading price of the stock at the time of issuance and the price to be paid by the optionee. Compensation expense is recorded over the vesting period. Pro forma compensation costs for employee stock and stock option awards are amortized over the related service periods using the straight-line method.

The weighted average fair value of the options granted during the fiscal years ended September 30, 2005, 2004 and 2003 were $5.20, $4.93 and $1.66, respectively. For options granted in fiscal 2005, the risk free interest rate was approximately 3%, the expected life was 6 years, the expected volatility was approximately 76.6%, and the expected dividend yield was 0%, all calculated on a weighted average basis. For options granted in fiscal 2004, the risk free interest rate was approximately 3%, the expected life was 7 years, the expected volatility was approximately 84.0%, and the expected dividend yield was 0%, all calculated on a weighted average basis. For options granted in fiscal 2003, the risk free interest rate was approximately 3%, the expected life was 5 years, the expected volatility was approximately 90.8%, and the expected dividend yield was 0%, all calculated on a weighted average basis.

The following table compares net income and earnings per share as reported to the pro forma amounts that would be reported had compensation expense been recognized for the stock-compensation plans in accordance with the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation:

	For the Fiscal Years Ended September 30,		
	2005	2004	2003
Net income (loss)			
As reported	$1,033,000	$2,849,000	$(3,379,000)
Add: stock-based employee compensation expense included in reported net income, net of tax effect	5,000	20,000	-0-
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(529,000)	(395,000)	(212,000)
Pro forma net income (loss)	$ 509,000	$2,474,000	$(3,591,000)
Basic earnings (loss) per share:			
As reported	$0.16	$0.45	$(0.58)
Pro forma	$0.08	$0.39	$(0.62)
Diluted earnings (loss) per share:			
As reported	$0.15	$0.41	$(0.56)
Pro forma	$0.07	$0.36	$(0.60)

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for chargeback losses and deferred tax assets. Actual results could differ from those estimates.

NOTE 1: (Continued)

Fair Value of Financial Instruments

The amount recorded for financial instruments in the Company's consolidated financial statements approximates fair value as defined in SFAS No. 107, "Disclosures about Fair Value of Financial Instruments".

Reclassifications

Certain amounts in the September 30, 2004 and 2003 consolidated financial statements have been reclassified to conform to the current year presentation.

Beginning with the first fiscal quarter of 2005, the Company revised the way it classifies certain commission expenses paid to its independent sales agents who sell the Company's bankcard processing services to merchants. The gross commissions paid are now recorded as processing and transaction expense in the consolidated statements of operations. Previously, the commissions paid to the independent sales agents were recorded as a reduction to the revenue earned on the transaction.

For the presentation of the 2004 and 2003 financial statements, the Company has revised amounts previously reported to conform to the revised classification. None of the classification changes has an impact on the gross margin, operating income, net income, net cash flow or any element of the Company's consolidated balance sheets for all periods presented. The Company does not consider the effect of these revisions in classification in 2004 or in prior periods, individually or in the aggregate, to be material.

New Accounting Pronouncement

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95," that addresses the accounting for share-based payment transactions in which a Company receives employee services in exchange for either equity instruments of the Company or liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that the Company currently uses and generally would require that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statement of operations. SFAS 123R is effective for annual periods beginning after June 15, 2005. Management is currently evaluating the impact of SFAS 123R and it is expected that it will have a significant impact on the consolidated statement of operations as the Company will be required to expense the fair value of stock option awards.

NOTE 2 - STATEMENT OF CASH FLOWS:

		September 30	
	2005	2004	2003
Cash paid for:			
Interest	$113,000	$175,000	$200,000
Income taxes	154,000	8,000	1,000

Significant non-cash transactions for fiscal 2005 are as follows:

- A note was issued for $39,000 for the purchase of capital equipment.
- Restricted stock valued at $425,000 was issued to an executive of the company.

Significant non-cash transactions for fiscal 2004 are as follows:

- Software purchases of $285,000 and capital equipment of $152,000 were acquired under capital leases.

NOTE 2: (Continued)

Significant non-cash transactions for fiscal 2003 are as follows:

- Capital equipment of $525,000 was acquired under capital leases.

NOTE 3 – CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:

Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually using a fair value-based approach. In the year of adoption, SFAS No. 142 also required the Company to perform an initial assessment of its reporting units to determine whether there is any indication that the goodwill carrying value may be impaired. This transitional assessment is made by comparing the fair value of each reporting unit, as determined in accordance with the new standard, to its book value. To the extent the fair value of any reporting unit is less than its book value, which would indicate that potential impairment of goodwill exists, a second transitional test was required to determine the amount of impairment.

The Company has determined that it has two reporting units, which correspond to its two reportable business segments; the "Bankcard and Transaction Processing" unit and the "Check Related Products" unit. All of the Company's goodwill relates to business acquisition transactions, which apply exclusively to the Check Related Products unit. The Company completed the transitional impairment testing required by SFAS 142 in the first quarter of fiscal 2003. The Company determined the estimated fair value of its reporting units using a discounted cash flow technique and a market approach based upon the Company's total market capitalization as of October 1, 2002. Based upon the valuation findings, the Company determined that its goodwill was fully impaired and a non-cash charge equal to the goodwill carrying amount of $4.7 million was recognized in the Company's consolidated financial statements. As prescribed by SFAS 142, the Company treated this non-cash goodwill impairment as a cumulative effect of change in accounting principle. No income tax benefit has been recognized for this charge as the goodwill is not deductible for income tax purposes.

NOTE 4 - PROPERTY AND EQUIPMENT:

Property and equipment are comprised of the following:

	September 30	
	2005	2004
Computer equipment	$ 4,231,000	$ 3,630,000
Furniture, fixtures and equipment	1,051,000	897,000
Building improvements	119,000	76,000
Auto	56,000	34,000
Cost	5,457,000	4,637,000
Less: accumulated depreciation and amortization	(3,120,000)	(2,344,000)
Net book value	$ 2,337,000	$ 2,293,000

Included in property and equipment are assets under capital lease of $627,000 and $1,062,000 at September 30, 2005 and 2004, with related accumulated depreciation of $276,000 and $372,000, respectively. Amortization of assets recorded under capital leases is included with depreciation expense.

In March 2004, the Company sold a building, which formerly held the Company's corporate offices. The total sales price was $2,382,000, which resulted in a pre-tax gain of $1,319,000. Proceeds from the sale were used in part to pay off the two notes collateralized by the building.

NOTE 5 – SOFTWARE

The following table sets forth information regarding the costs associated with software purchased and developed for internal use:

	September 30	
	2005	2004
Software	$14,864,000	$11,005,000
Less: accumulated amortization	(5,988,000)	(4,161,000)
Net book value	$8,876,000	$ 6,844,000

Included in software cost are assets under capital lease of $26,000 and $508,000 at September 30, 2005 and 2004, and related accumulated amortization of $13,000 and $132,000, respectively.

NOTE 6 – OTHER ASSETS

Other assets consist of the following at September 30, 2005:

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 173,000	$ 88,000	$ 85,000
Trademarks	280,000	115,000	165,000
Other	163,000	119,000	44,000
	$ 616,000	$ 322,000	$ 294,000

Other assets consist of the following at September 30, 2004:

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 173,000	$ 78,000	$ 95,000
Trademarks	280,000	87,000	193,000
Other	199,000	119,000	80,000
	$ 652,000	$ 284,000	$ 368,000

Amortization expense for the years ended September 30, 2005 and 2004 was $38,000 and $115,000, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the five succeeding years is $38,000.

NOTE 7 - INCOME TAXES

The (provision) benefit for income taxes consists of the following components:

	September 30 2005	2004	2003
Current federal taxes	$ -0-	$ (19,000)	$ -0-
Current state taxes	(5,000)	(87,000)	(5,000)
Deferred taxes	(664,000)	(1,717,000)	(920,000)
Total (provision) benefit for income taxes	$ (669,000)	$(1,823,000)	$ (925,000)

The effective tax rate varies from the U.S. Federal statutory tax rate principally due to the following:

	September 30 2005	2004	2003
U.S. Federal statutory tax rate	34.00%	34.00%	(34.00%)
Add (deduct):			
Non-deductible goodwill	-0-	-0-	65.00%
State and local taxes	5.12%	5.10%	4.50%
All other	0.18%	(0.10%)	2.20%
Effective tax rate	39.30%	39.00%	37.70%

Components of the deferred tax asset (liabilities) include:

	September 30 2005	2004
Deferred tax assets (liabilities):		
Capitalized software	$ (2,714,000)	$(1,727,000)
Reserve for bad debts	72,000	60,000
Accrued bonus	94,000	-0-
Reserve on legal settlement	-0-	125,000
State tax expense	129,000	103,000
Stock option exercise	83,000	94,000
Net operating loss carryforward	1,316,000	861,000
Business tax credit	113,000	113,000
AMT credit	89,000	85,000
Total deferred tax assets (liabilities)	$ (818,000)	$ (286,000)

The Company has a federal net operating loss carryforward of $3,370,000, which expires in 2021 through 2024. The Company has not recorded a valuation allowance against deferred tax assets because it expects to have future taxable income to recognize these assets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

Short-term borrowings and long-term debt consist of the following:

	September 30 2005	September 30 2004
Term loan, collateralized by equipment, bearing interest at prime rate, repaid during 2005	-0-	26,000
Term loan, collateralized by various assets of the Company, due 2006, bearing interest at prime rate plus 1%, 7.50% at September 30, 2005	26,000	269,000
Term loan, collateralized by various assets of the Company, due October 2008, interest at prime rate plus .50%, 7.25% at September 30, 2005	462,000	600,000
Term loan, collateralized by an asset of the Company, due March 2010, interest at 2%	36,000	-0-
Equipment lease line, collateralized by various assets of the Company, interest at prime rate plus .50%, 7.25% at September 30, 2005	400,000	-0-
Capital leases	207,000	687,000
	1,131,000	1,582,000
Less: current portion	(426,000)	(878,000)
	$ 705,000	$ 704,000

The weighted average interest rate on the prime rate term loans for the period they were outstanding during the year ended September 30, 2005 was 5.58%.

One of the term loans contains restrictive debt covenants consisting of debt service coverage ratio and tangible net worth requirements. As of September 30, 2005, the Company is in compliance with all such covenants. The Company has a $3,000,000 credit line with a bank, which was unused during fiscal year 2005.

The Company has a $2 million equipment lease line with Bank of the West which we have drawn down $1,000,000 as of September 30, 2005.

Future maturities of debt are as follows:

Fiscal year ended September 30	
2006	$426,000
2007	290,000
2008	290,000
2009	120,000
2010	5,000
thereafter	-0-
	$ 1,131,000

NOTE 9 - ACCRUED EXPENSES:

Accrued expenses are comprised of the following:	September 30 2005	September 30 2004
Accrued bankcard fees	$ 293,000	$ 235,000
Accrued compensation and payroll taxes	881,000	700,000
Accrued communication costs	124,000	138,000
Accrued professional fees	498,000	212,000
Accrued commission	310,000	220,000
Accrued litigation expense	-0-	300,000
Other	361,000	198,000
	$ 2,467,000	$ 2,003,000

NOTE 10 - STOCKHOLDERS' EQUITY:

Stockholders' Rights Plan

The Company has a Stockholders' Rights Plan, which was amended in September 2004. As amended, the rights plan provides that all stockholders have two preferred share purchase rights (each a "Right") for each outstanding share of common stock of the Company. Each Right entitles the registered holder to purchase from the Company four one-hundredths of a share of series A Junior Participating Preferred Stock, no par value ("Preferred Stock") of the Company at a price of $2.00 per one one-hundredth of a share of Preferred Stock ("Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of September 30, 1996 ("Rights Agreement"), as amended in January 2003 and September 2004.

The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that, without consent of the Board of Directors, a person or group of affiliated or associated persons ("Acquired Person") have acquired beneficial ownership of twenty-percent (20%) or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquired Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of twenty-percent (20%) or more of such outstanding Common Stock.

In the event that any person becomes the beneficial owner of twenty-percent (20%) or more of the Common Stock of the Company, ten (10) days thereafter ("Flip-In Event") each Right would permit the holder of such Right to thereafter have the right to receive, upon exercise thereof at the then current Purchase Price of the Right, Common Stock which has a value of eight times the Purchase Price of the Right (such right being called the "Flip-In Right"). In the event the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each Right would permit the holder of such Right to thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of eight times the Purchase Price of the Right. Upon the occurrence of the Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right.

The Rights are not exercisable until the Distribution Date. One of the Rights will expire on September 30, 2006 and the other Right will expire on January 29, 2013, unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described in the Rights Agreement.

NOTE 10: (Continued)

Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	September 30		
	2005	2004	2003
Numerator:			
Income before cumulative effect of an accounting change	$ 1,033,000	$ 2,849,000	$ 1,328,000
Cumulative effect of an accounting change to adopt SFAS 142	-0-	-0-	(4,707,000)
Net income (loss):	$ 1,033,000	$ 2,849,000	$ (3,379,000)
Denominator:			
Weighted average shares outstanding for basic earnings (loss) per share	6,485,125	6,311,643	5,812,005
Effect of dilutive stock options	454,256	588,608	212,035
Adjusted weighted average shares outstanding for diluted earnings (loss) per share	6,939,381	6,900,251	6,024,040
Basic net earnings (loss) per share:			
Before cumulative effect of accounting change	$ 0.16	$ 0.45	$ 0.23
Cumulative effect of accounting change	-0-	-0-	(0.81)
Basic net earnings (loss) per share	$ 0.16	$ 0.45	$ (0.58)
Diluted net earnings (loss) per share:			
Before cumulative effect of accounting change	$ 0.15	$ 0.41	$ 0.22
Cumulative effect of accounting change	-0-	-0-	(0.78)
Diluted net earnings (loss) per share	$ 0.15	$ 0.41	$ (0.56)

For the years ended September 30, 2005, 2004 and 2003, approximately 72,500, 77,500, and 270,000 shares, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted EPS because the effect was antidilutive.

NOTE 11 - COMMON STOCK OPTIONS AND RESTRICTED STOCK:

The Company had a 1992 Incentive Stock Option Plan (the "1992 Plan"), which provided for the issuance of up to 1,343,750 stock options, each to purchase one share of the common stock at a price not less than 100% of the market price at the date of grant. In May 2002, the 1992 Plan expired. The 2003 Incentive Stock Option Plan was approved at the Annual Shareholders' Meeting in February 2003. The 2003 Incentive Stock Option Plan has similar provisions as the 1992 Plan. In February 2005, the shareholders approved an amendment and restatement of the 2003 Incentive Stock Option Plan to, among other matters, (i) increase the number of shares to be issued under the 2003 Incentive Stock Option Plan from 900,000 shares to 1,150,000 shares, and (ii) permit the grant of restricted stock under the plan.

NOTE 11: (Continued)

Stock option and restricted stock activity during 2005, 2004, and 2003 was as follows:

		Exercise Price
Options outstanding September 30, 2002	712,584	$ 1.29 - $16.48
Granted	238,000	1.30 - 8.50
Forfeited	(65,959)	2.00 - 5.88
Exercised	(75,750)	2.00 - 4.84
Options outstanding September 30, 2003	808,875	$ 1.29 - $16.48
Granted	425,000	6.85 - 9.56
Forfeited	(6,750)	1.30 - 8.48
Exercised	(93,200)	1.29 - 7.00
Options outstanding September 30, 2004	1,133,925	$ 1.29 - $16.48
Granted	260,000	7.60 - 9.16
Forfeited	(158,600)	1.29 - 9.56
Exercised	(119,200)	1.30 - 7.00
Options outstanding September 30, 2005	1,116,125	$ 1.30 - 16.48
Options exercisable at September 30, 2003	321,000	$ 1.29 - $16.48
Options exercisable at September 30, 2004	355,035	$ 1.29 - $16.48
Options exercisable at September 30, 2005	440,500	$ 1.30 - $16.48
Restricted stock granted in fiscal 2005	50,000	
Authorized shares available for grant at September 30, 2003	614,500	
Authorized shares available for grant at September 30, 2004	193,000	
Authorized shares available for grant at September 30, 2005	285,600	

All officer and key employee options are granted under the 1992 Plan. Both options and restricted stock are granted under the 2003 Plan. The exercise price of the incentive stock options shall be 100% of the fair market value on the date the option is granted. Options granted to officers and employees are normally vested over a five-year period. Options are exercisable for a period of five years from date of vest. Restricted stock grants are normally vested over a five-year period.

The following table summarizes information about stock options outstanding at September 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Sept. 30, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Sept. 30, 2005	Weighted Average Exercise Price
$ 1.30 - $ 2.00	102,750	6.38	$1.39	48,850	$1.48
$ 2.15 - $ 3.50	263,625	6.48	$ 2.60	136,100	$ 2.56
$ 4.00 - $ 5.88	102,250	2.95	$ 4.19	102,250	$ 4.19
$ 6.85 - $16.48	647,500	8.00	$ 7.55	153,300	$ 8.27
	1,116,125	7.03	$ 5.51	440,500	$ 4.81

NOTE 12 – COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES:

The Company currently relies on cooperative relationships with, and sponsorship by, one bank in order to process its Visa, MasterCard and other bankcard transactions. The agreement between the bank and the Company requires the Company to assume and compensate the bank for bearing the risk of "chargeback" losses. Under the rules of Visa and MasterCard, when a merchant processor acquires card transactions, it has certain contingent liabilities for the transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In such a case, the disputed transaction is charged back to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant's account, and if the merchant refuses or is unable to reimburse the Company for the chargeback due to merchant fraud, insolvency or other reasons, the Company will bear the loss for the amount of the refund paid to the cardholders. The Company is also exposed to financial risk in providing Automated Clearing House ("ACH") services to the merchants. As the Third-Party processor for multiple originating banks, the Company is liable for any fraudulent activities committed by the merchants initiating the ACH activities. The Company utilizes stringent underwriting guidelines combined with a number of systems and procedures to manage merchant risk. In addition, the Company requires cash deposits by certain merchants, which are held by the Company's sponsoring banks to minimize the risk related to merchant frauds and chargebacks.

A cardholder, through its issuing bank, generally has until the later of up to four months after the date a transaction is processed or the delivery of the product or service to present a chargeback to the Company's sponsoring bank as the merchant processor. Therefore, management believes that the maximum potential exposure for the chargebacks would not exceed the total amount of transactions processed through Visa and MasterCard for the last four months and other unresolved chargebacks in the process of resolution. For the last four months through September 30, 2005, this potential exposure totaled approximately $443 million. At September 30, 2005, the Company, through its sponsoring banks, had approximately $106,000 of unresolved chargebacks that were in the process of resolution. At September 30, 2005, the Company, through its sponsoring banks, had access to $13.7 million belonging to our merchants. This money has been deposited at the sponsoring bank by the merchants to cover any potential chargeback losses.

For the fiscal years 2005 and 2004, the Company processed approximately $1,186 million (2005) and $1,053 million (2004) of Visa and MasterCard transactions, which resulted in $7.1 million in gross chargeback activities for the fiscal year ended 2005 and $7.6 million for the fiscal year ended 2004. Substantially all of these chargebacks were recovered from the merchants.

The Company's contingent obligation with respect to chargebacks constitutes a guarantee as defined in Financial Accounting Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Others" ("FIN 45"). FIN 45 requires that guarantees issued or modified subsequent to December 31, 2002 be initially recorded as liabilities in the Statement of Financial Position at fair value. Since the Company's agreement with its sponsoring bank which establishes the guarantee obligation was entered into prior to December 31, 2002 and has not been modified since that date, the measurement provisions of FIN 45 are not applicable to this guarantee arrangement.

In accordance with SFAS No. 5, "Accounting for Contingencies", the Company records a reserve for chargeback losses based on its processing volume and historical trends and data. As of September 30, 2005 and 2004, the allowance for chargeback losses, which is classified as a component of the allowance for uncollectible accounts receivable, was $29,000 and $46,000, respectively. The expense associated with the chargeback allowance is included in processing and transaction expense in the accompanying consolidated statements of income. The Company expensed $13,000, $50,000, and $44,000 for the years ended September 30, 2005, 2004 and 2003, respectively for bankcard processing chargeback losses.

The Company has a small check guarantee business. The Company charges the merchant a percentage of the face amount of the check and guarantees payment of the check to the merchant in the event the check is not honored by the check writer's bank. Merchants typically present customer checks for processing on a regular basis and, therefore, dishonored checks are generally identified within a few days of the date the checks are guaranteed by the Company. Accordingly, management believes that its best estimate of the Company's

NOTE 12: (Continued)

maximum potential exposure for dishonored checks at any given balance sheet date would not exceed the total amount of checks guaranteed in the last 10 days prior to the balance sheet date. As of September 30, 2005, the Company estimates that its maximum potential dishonored check exposure was approximately $1,239,000.

For the fiscal years ended 2005 and 2004, the Company guaranteed approximately $40,413,000 (2005) and $19,382,000 (2004) of merchant checks, which resulted in $279,000 (2005) and $139,000 (2004) of dishonored checks presented to the Company for payments. The Company has the right to collect the full amount of the check from the check writer. The Company establishes a reserve for this activity based on historical and projected loss experience. The expense associated with the guarantee costs is included in processing and transaction expense in the accompanying consolidated statements of income.

Lease Commitments

The Company leases equipment and real property under agreements, which expire at various times over the next five years. The Company's future minimum rental payments for capital and operating leases at September 30, 2005 are as follows:

Fiscal Year	Capital Leases	Operating Leases
2006	$160,000	$536,000
2007	36,000	499,000
2008	33,000	499,000
2009	-0-	-0-
2010	-0-	-0-
Total minimum lease payments	$229,000	$1,534,000
Less: imputed interest of 7.10%	(22,000)	
Present value of net minimum lease payment	$207,000	

Rent expense for the years ended September 30, 2005, 2004, and 2003 totaled $663,000, $572,000 and $299,000, respectively. Certain operating leases have renewal options at the end of the lease term solely at the Company's discretion. In May 2003, the Company leased new corporate office space in Camarillo, California. The lease is for a period of five years at a current monthly rate of $38,000.

NOTE 13 - LITIGATION

The Company is involved in various legal cases arising in the ordinary course of business. Based upon current information, management, after consultation with legal counsel, believes the ultimate disposition thereof will have no material effect upon either the Company's results of operations or its financial position.

In July 2004, LML Patent Corporation, a wholly-owned subsidiary of LML Payment Systems, Inc. ("LML"), filed a patent infringement claim against the Company, its subsidiary, *XPRESSCHEX,* Inc. and others, relating with respect to the Company and its subsidiary, to the alleged infringement by our check conversion processes of three patents held by LML. In September 2005, the patent infringement claims for two (2) of the patents were dropped. The suit was filed in the U.S. District Court for the District of Delaware. The discovery process and expert witness reports have been completed and claims construction briefs and summary judgment briefs have been filed with the court in anticipation of a December 19, 2005 hearing on these issues. LML seeks an undisclosed amount of damages in connection with the alleged infringement.

The Company was aware of the LML patents prior to LML's initiation of the claims and had previously obtained competent legal opinions from outside patent counsel that neither the Company nor any of its subsidiaries infringe on any valid or enforceable patent rights of LML being asserted in the litigation. No documents came out of the

NOTE 13: (Continued)

discovery process to alter the Company's original belief that none of its check conversion processes infringe upon any valid or enforceable patent rights of LML, and the Company will continue to vigorously defend its position against the remaining claims made.

Ultimately, the Company expects that it will not be held liable for any of the alleged infringement, including for any treble punitive damages. The case is scheduled to go to trial in April of 2006. Should the Company be held liable for any alleged infringement, which is not expected, the ultimate liability we may sustain may include a royalty payment primarily calculated on activity commencing in the middle of calendar 2003 for only select conversion activity, as that was the time period in which the Company actively began utilizing the check conversion processes alleged to infringe the LML patents. In view of the relatively short time period involved and the relatively small overall transaction volume arising from the alleged infringing check conversion services in comparison to the Company's total transaction volume, the Company believes that any such alleged damages award should have a relatively minor impact on our results of operations, financial position, or cash flows.

NOTE 14 - SEGMENT INFORMATION

The Company has adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 established revised standards for public companies related to the reporting of financial and descriptive information about their operating segments in financial statements.

Certain information is disclosed, per FAS 131, based on the way management organizes financial information for making operating decisions and assessing performance.

The Company currently operates in two business segments: Bankcard and Transaction Processing and Check Related Products, all of which are located in the United States. The Company also has certain corporate expenses such as salaries and benefits, legal and professional fees, rent, and litigation accrual expenses which are not allocated to the two business segments.

The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based upon two primary factors, one is the segment's operating income and the other is based on the segment's contribution to the Company's future strategic growth.

		September 30,	
Business Segments	2005	2004	2003
Revenues:			
Bankcard and Transaction Processing	$41,093,000	$ 36,897,000	$ 32,957,000
Check Related Products	14,458,000	11,423,000	8,192,000
	$ 55,551,000	$ 48,320,000	$ 41,149,000
Operating Income:			
Bankcard and Transaction Processing	$ 5,829,000	$ 5,977,000	$ 4,303,000
Check Related Products	2,204,000	1,644,000	591,000
Other – Corporate Expenses	(6,354,000)	(4,164,000)	(2,469,000)
	$ 1,679,000	$ 3,457,000	$ 2,425,000
Depreciation and Amortization:			
Bankcard and Transaction Processing	$ 954,000	$ 966,000	$ 867,000
Check Related Products	1,702,000	1,255,000	727,000
	$ 2,656,000	$ 2,221,000	$ 1,594,000

NOTE 14: (Continued)

Capital Expenditures:			
Bankcard and Transaction Processing	$ 2,167,000	$ 2,258,000	$ 2,479,000
Check Related Products	2,505,000	2,513,000	1,365,000
	$ 4,672,000	$ 4,771,000	$ 3,844,000
Total Assets:			
Bankcard and Transaction Processing	$ 9,452,000	$ 8,014,000	$ 7,051,000
Check Related Products	24,719,000	23,933,000	6,794,000
Other	6,646,000	7,481,000	4,930,000
	$40,817,000	$39,428,000	$18,775,000

NOTE 15 - QUARTERLY FINANCIAL DATA (Unaudited)

The following summarizes the quarterly financial results of the Company for the fiscal years ended September 30, 2005 and September 30, 2004 (in thousands, except share data):

	Year Ended September 30, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$12,760	$13,321	$14,281	$15,189
Gross profit	4,469	4,688	5,164	5,075
Profit from operations	87	238	703	651
Net income	52	144	433	404
Earnings per share - basic	$ 0.01	$ 0.02	$ 0.07	$ 0.06
Earnings per share - diluted	$ 0.01	$ 0.02	$ 0.06	$ 0.06

	Year Ended September 30, 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$11,483	$11,983	$12,356	$12,498
Gross profit	4,394	4,243	4,484	4,582
Profit from operations	1,013	706	1,082	656
Net income	589	1,206	651	403
Earnings per share - basic	$ 0.10	$ 0.19	$ 0.10	$ 0.06
Earnings per share - diluted	$ 0.09	$ 0.17	$ 0.09	$ 0.06

ELECTRONIC CLEARING HOUSE, INC. AND CONSOLIDATED SUBSIDIARIES
SCHEDULE II TO FORM 10K
RULE 12-09 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

DESCRIPTION	BALANCE AT 09/30/2002	CHARGED TO EXPENSE	REDUCTION IN RESERVE AND ACCOUNTS RECEIVABLE	BALANCE AT 09/30/2003	CHARGED TO EXPENSE	REDUCTION IN RESERVE AND ACCOUNTS RECEIVABLE	BALANCE AT 09/30/2004	CHARGED TO EXPENSE	REDUCTION IN RESERVE AND ACCOUNTS RECEIVABLE	BALANCE AT 09/30/2005
Allowance for trade receivables/ chargeback receivables	$ 431,000	$ 67,000	$ 407,000	$ 91,000	$ 218,000	$ 176,000	$133,000	$ 295,000	$ 311,000	$ 117,000
Allowance for obsolete inventories	$ 300,000	$ 110,000	$ 410,000	$ -0-	$ 46,000	$ -0-	$ 46,000	$ 10,000	$ 56,000	$ -0-

Exhibit Number	Description of Document
2.1	Copy of Merger Agreement and Plan of Reorganization between Electronic Clearing House, Inc., *ECHO* Acquisition Corporation, and Magic Software Development, Inc., dated April 20, 1999.[4]
2.2	Copy of Merger Agreement and Plan of Reorganization between Electronic Clearing House, Inc., *ECHO* Acquisition Corporation, and Rocky Mountain Retail Systems, Inc., dated January 4, 2000.[5]
3.1	Articles of Incorporation of Bio Recovery Technology, Inc., filed with the Nevada Secretary of State on December 11, 1981.[1]
3.1.1	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on June 21, 1990.
3.1.2	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on September 27, 1991.
3.1.3	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on August 5, 1993.
3.1.4	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on April 7, 1995.
3.1.5	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on April 7, 1997.
3.1.6	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on March 13, 1998.
3.1.7	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on June 21, 1999.
3.1.8	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on September 6, 2001.
3.2	By-Laws of Bio Recovery Technology, Inc.[1]
3.2.1	Amendment to the By-Laws of Electronic Clearing House, Inc., dated April 25, 2005.
3.2.2	Amendment to the By-Laws of Electronic Clearing House, Inc., dated September 9, 2005.
4.1	Amended and Restated Rights Agreement between Electronic Clearing House, Inc. and OTR, Inc., dated January 29, 2003.[11]
4.1.1	Amendment Number One to Amended and Restated Rights Agreement dated September 27, 2004.[12]
4.2	Specimen Common Stock Certificate. [2]
4.3	Amended and Restated 2003 Incentive Stock Option Plan.[13]
4.4	*Amended and Restated Officers and Key Employees Incentive Stock Option Plan.*[14]
10.35	Copy of Merchant Marketing and Processing Services Agreement between Electronic Clearing House, Inc. and First Regional Bank, dated June 24, 1997. [3]
10.42	Copy of Addendum to Agreement between Electronic Clearing House, Inc. and U-Haul International, dated January 1, 2000.[5]
10.46	Copy of Amended and Restated Merchant Marketing and Processing Services Agreement between Electronic Clearing House, Inc. and First Regional Bank, dated August 1, 2000.[5]
10.47	Copy of Addendum to Amended and Restated Merchant Marketing and Processing Services Agreement between Electronic Clearing House, Inc. and First Regional Bank, dated August 1, 2000.[5]
10.48	Copy of POS Check Third-Party Services Agreement between Visa U.S.A., Inc. and Electronic Clearing House, Inc., dated December 12, 2000.[6]
10.49	Copy of Asset Purchase Agreement between National Check Network, Inc. and Electronic Clearing House, Inc., dated April 19, 2001. [6]
10.50	Copy of Addendum to Agreement between U-Haul International and Electronic Clearing House, Inc., dated October 1, 2001. [6]
10.51	Copy of First Amendment to the POS Check Third-Party Servicer Agreement between Visa U.S.A., Inc. and Electronic Clearing House, Inc. dated December 12, 2000. [7]
10.52	Copy of Second Amendment to the POS Check Third-Party Servicer Agreement between Visa U.S.A., and Electronic Clearing House, Inc. dated December 12, 2000. [7]
10.53	Copy of Third Amendment to the POS Check Third-Party Servicer Agreement between Visa U.S.A., and Electronic Clearing House, Inc. dated December 12, 2000. [7]
10.54	Form of Securities Purchase Agreement by and among the Registrant and the Purchasers identified therein. [8]

10.55 Form of Registration Rights Agreement by and among the Registrant and the Purchasers identified therein. [8]

10.56 Office Lease dated May 21, 2003, by and between the Registrant and the 1989 Sheehan Family Trust dated October 24, 1989, with respect to principal executive offices located at 730 Paseo Camarillo, Camarillo, California 93010.[9]

10.57 First Amendment to Lease dated July 10, 2003, by and between the Registrant and the 1989 Sheehan Family Trust dated October 24, 1989, with respect to principal executive offices located at 730 Paseo Camarillo, Camarillo, California 93010.

10.58 Addendum to Office Lease dated July 7, 2004, by and between the Registrant and the 1989 Sheehan Family Trust dated October 24, 1989, with respect to principal executive offices located at 730 Paseo Camarillo, Camarillo, California 93010. [10]

11.1 Statement re computation of per share earnings, incorporated herein by reference to Note 10 of the Notes to Consolidated Financial Statements.

21.0 Subsidiaries of Registrant as of September 30, 2005.

23.1 Consent of PricewaterhouseCoopers LLP

24.1 Power of Attorney [15]

31.1 Certificate of Joel M. Barry, Chief Executive Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

31.2 Certificate of Alice L. Cheung, Chief Financial Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

32.1 Certificate of Joel M. Barry, Chief Executive Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

32.2 Certificate of Alice L. Cheung, Chief Financial Officer of Electronic Clearing House, Inc. pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

---

[1] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1988 and incorporated herein by reference.

[2] Filed as an Exhibit to Registrant's Form S-1, Amendment No. 3, effective November 13, 1990 and incorporated herein by reference.

[3] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 1997 and incorporated herein by reference.

[4] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 1999 and incorporated herein by reference.

[5] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2000 and incorporated herein by reference.

[6] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2001 and incorporated herein by reference.

[7] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2002 and incorporated herein by reference.

[8] Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 30, 2003 and incorporated herein by reference.

[9] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2003 and incorporated herein by reference.

[10] Filed as an Exhibit to Registrant's Annual Report on Form 10-K for fiscal year ended September 30, 2004 and incorporated herein by reference.

[11] Filed as an Exhibit to Registrant's Form 8-A dated February 10, 2003 and incorporated herein by reference.

[12] Filed as an Exhibit to Registrant's Form 8-K dated September 30, 2004 and incorporated herein by reference.

[13] Filed as an Exhibit to Registrant's Notice of Annual Meeting of Shareholders dated February 7, 2005 and incorporated herein by reference.

[14] Filed as an Exhibit to Registrant's Notice of Annual Meeting of Shareholders dated February 4, 1999 and incorporated herein by reference.

[15] Included on signature page.

EXHIBITS

The following exhibits have not been included in this annual report but have been filed with the Securities and Exchange Commission.

EXHIBIT	3.1.1	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on June 21, 1990.
EXHIBIT	3.1.2	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on September 27, 1991.
EXHIBIT	3.1.3	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on August 5, 1993.
EXHIBIT	3.1.4	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on April 7, 1995.
EXHIBIT	3.1.5	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on April 7, 1997.
EXHIBIT	3.1.6	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on March 13, 1998.
EXHIBIT	3.1.7	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on June 21, 1999.
EXHIBIT	3.1.8	Amendment to the Articles of Incorporation of Electronic Clearing House, Inc. filed with the Nevada Secretary of State on September 6, 2001.
EXHIBIT	3.2.1	Amendment to the By-Laws of Electronic Clearing House, Inc. dated April 25, 2005.
EXHIBIT	3.2.2	Amendment to the By-Laws of Electronic Clearing House, Inc. dated September 9, 2005.
EXHIBIT	10.57	First Amendment to Lease dated July 10, 2003, by and between the Registrant and the 1989 Sheehan Family Trust dated October 24, 1989, with respect to principal executive offices located at 730 Paseo Camarillo, Camarillo, California 93010.
EXHIBIT	21.0	Subsidiaries of Registrant as of September 30, 2005.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-103396) and on Form S-3 (File no. 333-110297) of Electronic Clearing House, Inc. of our report dated December 7, 2005 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
December 21, 2005

Exhibit 31.1

CERTIFICATION OF CEO PURSUANT TO
SECURITIES EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a)
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joel M. Barry, certify that:

1. I have reviewed this annual report on Form 10-K of Electronic Clearing House, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 21, 2005

/s/ Joel M. Barry
Joel M. Barry
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CFO PURSUANT TO
SECURITIES EXCHANGE ACT RULES 13a-14(a) AND 15d-14(a)
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alice L. Cheung, certify that:

1. I have reviewed this annual report on Form 10-K of Electronic Clearing House, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 21, 2005

/s/ Alice L. Cheung
Alice L. Cheung
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Electronic Clearing House, Inc. (the "Company") on Form 10-K for the year ended September 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joel M. Barry, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joel M. Barry

Joel M. Barry
Chief Executive Officer
December 21, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Electronic Clearing House, Inc. (the "Company") on Form 10-K for the year ended September 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alice L. Cheung, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Alice L. Cheung

Alice L. Cheung
Chief Financial Officer
December 21, 2005

officers

Joel M. Barry
Chairman and Chief Executive Officer

Charles J. Harris
Director, President and COO

Alice L. Cheung
Chief Financial Officer
and Treasurer

Steve Hoofring
Senior Vice President

Sharat Shankar
Senior Vice President

Patricia M. Williams
Senior Vice President

Jack Wilson
Senior Vice President

Kris Winckler
Senior Vice President

Rick Slater
Vice President and
Chief Technology Officer

Arnold Feinberg
Vice President

Jesse Fong
Vice President

David Griffin
Vice President

Robert Hare
Vice President

Donna L. Rehman
Corporate Secretary

CORPORATE COUNSEL

V. Joseph Stubbs
Partner
Stubbs, Alderton & Markiles LLP

directors

Joel M. Barry
Chairman

Herbert L. Lucas, Jr. [1] [4]
Director

Aristides W. Georgantas [1] [2]
Director

Richard D. Field [1][3]
Director

Carl R. Terzian [1]
Director

Charles J. Harris
Director

H. Eugene Lockhart [1]
Director

[1] Member, Audit Committee;
Governance and
Nominating Committee;
Compensation Committee

[2] Chairman of Audit Committee

[3] Chairman of Governance and
Nominating Committee

[4] Chairman of Compensation Committee

investor reference

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
350 S. Grand Ave., Los Angeles, CA 90071

STOCK LISTING

ECHO's common stock is listed on the
National Association of Securities Dealers
Automated Quotation Service (NASDAQ) and
trades under the symbol of "ECHO"

TRANSFER AGENT

OTR, Inc.
1000 S.W. Broadway, Suite #920
Portland, Orgeon 97205


ECHO
Electronic Clearing House, Inc.

Electronic Clearing House, Inc. (*ECHO*)
730 Paseo Camarillo
Camarillo, California 93010
(800) 262-3246
www.echo-inc.com